================================================================================

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                              Financial Statements
                        for the three-month period ended
                 March 31, 2009, presented in comparative format

================================================================================

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                TABLE OF CONTENTS
                      System established by the Regulations
      (N. T. 2001) set forth by the National Securities Commission (C.N.V.)

                              Financial Statements
                        for the three-month period ended
                 March 31, 2009, presented in comparative format

Heading                                                                   Page 1

Consolidated Financial Statements                                         Page 2

Individual Financial Statements                                          Page 44

Additional  information to the Notes to the Financial  Statements required by Section 68 of the Rules and Regulations of the Bolsa de
Comercio de Buenos Aires (Buenos Aires Stock Exchange)                   Page 69

Supplementary  and  Explanatory  Statement  by Board of  Directors
required by Section 2 of the Rules on accounting  documents set forth by the  Regulations of the Bolsa de Comercio de Cordoba
(Cordoba Stock Exchange).                                                Page 71

Informative Review                                                       Page 73

Report of the Supervisory Syndics' Committee

Limited Review Report

Company's Name:                                    Grupo Financiero Galicia S.A.
                       "Corporation which has not adhered to the optional system
                   for the mandatory acquisition of shares in a public offering"

Legal domicile:        Tte. Gral.  Juan D. Peron No. 456 - 2nd floor  Autonomous
                                                            City of Buenos Aires

Principal line of business:                  Financial and Investment Activities

                             Fiscal year N(degree)11
 For the three-month period commenced January 1, 2009 and ended March 31, 2009, presented in comparative format.

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of Bylaws:                                                    September 30, 1999

Date of latest amendment to Bylaws:                                June 26, 2006

Registration  number with the Corporation Control
Authority (I.G.J):                                                        11,891

Sequential Number - Corporation Control Authority
(I.G.J.):                                                              1,671,058

Date of expiration of the Company's Bylaws:                        June 30, 2100

Name of the Controlling Company:                                EBA Holding S.A.

Principal line of business:                  Financial and Investment Activities

Interest held by the Controlling Company in the
Shareholders'equity as of 03.31.09:                                       22.65%

Percentage of votes which the Controlling Company is
entitled to as of 03.31.09:                                               59.42%

                 Capital status as of 03.31.09 (Note 8 to the Financial Statements)
            (figures stated in thousands of pesos for "Subscribed" and "Paid-in" shares)
-----------------------------------------------------------------------------------------------------
                                                    Shares
    Number                Class            Voting rights per share      Subscribed         Paid-in
--------------   ----------------------   -------------------------   --------------   --------------
   281,221,650     Ordinary class "A",                5                      281,222          281,222
                     face value of 1

   960,185,367     Ordinary class "B",                1                      960,185          960,185
                     face value of 1
--------------                                                        --------------   --------------
 1,241,407,017                                                             1,241,407        1,241,407
==============                                                        ==============   ==============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of March 31, 2009 and December 31, 2008.
                     (figures stated in thousands of pesos)

                                                                                       03.31.09           12.31.08
                                                                                   ----------------   ----------------
ASSETS
  CASH AND DUE FROM BANKS                                                                 3,224,227          3,405,133
                                                                                   ----------------   ----------------
  - Cash                                                                                  1,040,884            986,687
  - Financial institutions and correspondents                                             2,183,343          2,418,446
    - Argentine Central Bank                                                              1,961,693          2,036,164
    - Other local financial institutions                                                      9,698             16,228
    - Foreign                                                                               211,952            366,054
                                                                                   ----------------   ----------------
  GOVERNMENT AND CORPORATE SECURITIES                                                     3,037,898          1,531,870
                                                                                   ----------------   ----------------
  - Holdings of securities in investment accounts                                         1,715,139            548,692
  - Holdings of trading securities                                                          194,234            235,614
  - Government securities received in connection with reverse repo transactions
     with the Argentine Central Bank                                                              -            127,532
  - Government unlisted securities                                                          492,844             69,772
  - Securities issued by the Argentine Central Bank                                         635,622            550,204
  - Investments in listed corporate securities                                                   59                 56
                                                                                   ----------------   ----------------
  LOANS                                                                                  10,563,420         11,774,586
                                                                                   ----------------   ----------------
  - To the non-financial public sector                                                       61,504          1,373,642
  - To the financial sector                                                                  29,471            148,115
    - Interbank loans (call money loans granted)                                             29,400             40,200
    - Other loans to local financial institutions                                                56             65,662
    - Accrued interest, adjustments and quotation differences receivable                         15             42,253
  - To the non-financial private sector and residents abroad                             11,104,688         10,779,630
    - Advances                                                                              819,843            594,365
    - Promissory notes                                                                    2,059,392          2,116,303
    - Mortgage loans                                                                      1,021,947          1,026,754
    - Pledge loans                                                                           79,640             80,991
    - Personal loans                                                                      1,302,784          1,217,645
    - Credit card loans                                                                   4,283,433          4,378,366
    - Other                                                                               1,378,852          1,217,984
    - Accrued interest, adjustments and quotation differences receivable                    194,124            185,762
    - Documented interest                                                                   (35,223)           (38,468)
    - Unallocated collections                                                                  (104)               (72)
  - Allowances                                                                             (632,243)          (526,801)
                                                                                   ----------------   ----------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                    3,913,616          4,123,770
                                                                                   ----------------   ----------------
  - Argentine Central Bank                                                                  456,690            627,212
  - Amounts receivable for spot and forward sales to be settled                             129,739              4,031
  - Securities receivable under spot and forward purchases to be settled                  1,028,553          1,314,589
  - Others not included in the debtor classification regulations                          1,853,715          1,744,102
  - Unlisted negotiable obligations                                                           5,870              4,951
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                              56,318             10,445
  - Others included in the debtor classification regulations                                389,678            422,839
  - Accrued interest receivable not included in the debtor classification
     regulations                                                                              3,521              3,286
  - Accrued interest receivable included in the debtor classification
     regulations                                                                              2,967              4,567
  - Allowances                                                                             (13,435)           (12,252)
                                                                                   ----------------   ----------------
  ASSETS UNDER FINANCIAL LEASES                                                             427,729            445,237
                                                                                   ----------------   ----------------
  - Assets under financial leases                                                           432,209            449,936
  - Allowances                                                                              (4,480)            (4,699)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of March 31, 2009 and December 31, 2008.
                     (figures stated in thousands of pesos)

                                                            03.31.09           12.31.08
                                                        ----------------   ---------------
  EQUITY INVESTMENTS                                              48,671            48,519
                                                        ----------------   ---------------
  - In financial institutions                                      1,841             1,712
  - Other                                                         51,472            50,018
  - Allowances                                                    (4,642)           (3,211)
                                                        ----------------   ---------------
  MISCELLANEOUS RECEIVABLES                                    1,926,029         1,845,208
                                                        ----------------   ---------------
  - Receivables for assets sold                                   19,827            18,031
  - Minimum presumed income  tax- Tax credit                     300,812           284,421
  - Other                                                      1,686,285         1,623,860
  - Accrued interest on receivables for assets sold                  259               108
  - Other accrued interest and adjustments receivable                 86                86
  - Allowances                                                   (81,240)          (81,298)
                                                        ----------------   ---------------
  BANK PREMISES AND EQUIPMENT                                    893,353           871,269
                                                        ----------------   ---------------
  MISCELLANEOUS ASSETS                                            74,313            78,623
                                                        ----------------   ---------------
  INTANGIBLE ASSETS                                              557,970           566,979
                                                        ----------------   ---------------
  - Goodwill                                                      34,955            37,804
  - Organization and development expenses                        523,015           529,175
                                                        ----------------   ---------------
  UNALLOCATED ITEMS                                               20,108             5,744
                                                        ----------------   ---------------
  OTHER ASSETS                                                    35,630            38,852
                                                        ----------------   ---------------
TOTAL ASSETS                                                  24,722,964        24,735,790
                                                        ================   ===============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of March 31, 2009 and December 31, 2008.
                     (figures stated in thousands of pesos)

                                                                                       03.31.09           12.31.08
                                                                                   ----------------   ----------------
LIABILITIES
  DEPOSITS                                                                               14,711,631         14,056,134
                                                                                   ----------------   ----------------
  - Non-financial public sector                                                           1,378,676          1,290,958
  - Financial sector                                                                        181,622            169,302
  - Non-financial private sector and residents abroad                                    13,151,333         12,595,874
    - Current Accounts                                                                    2,830,661          3,002,003
    - Savings Accounts                                                                    3,939,510          3,843,596
    - Time Deposits                                                                       6,069,410          5,411,178
    - Investment accounts                                                                        44                206
    - Other                                                                                 242,956            261,927
    - Accrued interest and quotation differences payable                                     68,752             76,964
                                                                                   ----------------   ----------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                    5,985,894          6,739,452
                                                                                   ----------------   ----------------
  - Argentine Central Bank                                                                    2,802              1,682
    - Other                                                                                   2,802              1,682
  - Banks and international entities                                                        548,785            941,483
  - Unsubordinated negotiable obligations                                                 1,771,443          1,886,138
  - Amounts payable for spot and forward purchases to be settled                            691,324          1,014,120
  - Securities to be delivered under spot and forward sales to be settled                   328,804            363,640
  - Loans from local financial institutions                                                 226,666            248,550
    - Interbank loans (call money loans received)                                             6,000                  -
    - Other loans from local financial institutions                                         218,724            245,630
    - Accrued interest payable                                                                1,942              2,920
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                              47,889              1,270
  - Other                                                                                 2,312,623          2,207,308
  - Accrued interest, adjustments and quotation difference payable                           55,558             75,261
                                                                                   ----------------   ----------------
  MISCELLANEOUS LIABILITIES                                                                 455,566            478,720
                                                                                   ----------------   ----------------
  - Dividends payable                                                                         2,581             16,147
  - Directors' and syndics' fees                                                              4,985              4,946
  - Other                                                                                   448,000            457,627
                                                                                   ----------------   ----------------
  PROVISIONS                                                                                174,553            257,333
                                                                                   ----------------   ----------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                     1,060,091            986,969
                                                                                   ----------------   ----------------
  UNALLOCATED ITEMS                                                                          16,288             12,627
                                                                                   ----------------   ----------------
  OTHER LIABILITIES                                                                         139,153            112,606
                                                                                   ----------------   ----------------
  MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                   256,565            246,204
                                                                                   ----------------   ----------------
TOTAL LIABILITIES                                                                        22,799,741         22,890,045
                                                                                   ----------------   ----------------
SHAREHOLDERS' EQUITY                                                                      1,923,223          1,845,745
                                                                                   ----------------   ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               24,722,964         24,735,790
                                                                                   ================   ================

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                   As of March 31, 2009 and December 31, 2008.
                     (figures stated in thousands of pesos)

                                                                                       03.31.09           12.31.08
                                                                                   ----------------   ----------------
DEBIT                                                                                    20,814,934         21,933,364
                                                                                   ================   ================
  CONTINGENT                                                                              5,710,713          6,927,043
                                                                                   ----------------   ----------------
  - Loans obtained (unused balances)                                                         19,506             28,653
  - Guarantees received                                                                   3,837,719          5,008,038
  - Others not included in the debtor classification regulations                             24,880             23,140
  - Contingencies re. contra items                                                        1,828,608          1,867,212
                                                                                   ----------------   ----------------
  CONTROL                                                                                 7,871,547          8,291,363
                                                                                   ----------------   ----------------
  - Uncollectible loans                                                                     688,805            620,400
  - Other                                                                                 6,865,897          7,301,237
  - Control re. contra items                                                                316,845            369,726
                                                                                   ----------------   ----------------
  DERIVATIVES                                                                             6,770,161          6,205,152
                                                                                   ----------------   ----------------
  - "Notional" value of forward transactions without delivery of underlying
      asset                                                                               3,817,783          3,350,404
  - Derivatives re. contra items                                                          2,952,378          2,854,748
                                                                                   ----------------   ----------------
  TRUST ACCOUNTS                                                                            462,513            509,806
                                                                                   ----------------   ----------------
  - Trust funds                                                                             462,513            509,806
                                                                                   ----------------   ----------------
CREDIT                                                                                   20,814,934         21,933,364
                                                                                   ================   ================
  CONTINGENT                                                                              5,710,713          6,927,043
                                                                                   ----------------   ----------------
  - Loans granted (unused balances)                                                         957,606          1,003,449
  - Guarantees granted to the Argentine Central Bank                                          2,696              2,522
  - Other guarantees granted included in the debtor classification regulations              237,235            208,851
  - Other  guarantees  granted  not  included  in  the  debtor  classification
     regulations.                                                                           413,675            395,262
  - Others included in the debtor classification regulations.                               187,214            226,556
  - Others not included in the debtor classification regulations.                            30,182             30,572
  - Contingencies re. contra items                                                        3,882,105          5,059,831
                                                                                   ----------------   ----------------
  CONTROL                                                                                 7,871,547          8,291,363
                                                                                   ----------------   ----------------
  - Checks and drafts to be credited                                                        316,635            369,531
  - Other                                                                                   292,171            273,185
  - Control re. contra items                                                              7,262,741          7,648,647
                                                                                   ----------------   ----------------
  DERIVATIVES                                                                             6,770,161          6,205,152
                                                                                   ----------------   ----------------
  - "Notional" value of put options written                                                 146,512            144,650
  - "Notional" value of forward transactions without delivery of underlying
      asset                                                                               2,805,866          2,879,295
  - Derivatives re. contra items                                                          3,817,783          3,181,207
                                                                                   ----------------   ----------------
  TRUST ACCOUNTS                                                                            462,513            509,806
                                                                                   ----------------   ----------------
  - Trust liabilities re. contra items                                                      462,513            509,806
                                                                                   ================   ================

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
         For the three-month period commenced January 1, 2009 and ended
            March 31, 2009, presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                       03.31.09           03.31.08
                                                                                   ----------------   ----------------
FINANCIAL INCOME                                                                            763,317           589,185
                                                                                   ----------------   ----------------
  - Interest on cash and due from banks                                                         230             3,999
  - Interest on loans to the financial sector                                                 1,611               402
  - Interest on advances                                                                     54,728            36,370
  - Interest on promissory notes                                                            104,315           104,161
  - Interest on mortgage loans                                                               31,283            30,213
  - Interest on pledge loans                                                                  2,993             3,414
  - Interest on credit card loans                                                           200,804           139,384
  - Interest on other loans                                                                  96,215            70,768
  - Net income from government and corporate securities                                      85,892            75,094
  - Interest on other receivables resulting from financial brokerage                          6,745             8,869
  - Net income from secured loans - Decree No. 1,387/01                                       6,773            14,257
  - CER adjustment                                                                           19,371            39,658
  - Exchange rate differences on gold and foreign currency                                   34,706            22,664
  - Other                                                                                   117,651            39,932
                                                                                   ----------------   ----------------
FINANCIAL EXPENSES                                                                          384,708           334,793
                                                                                   ----------------   ----------------
  - Interest on current account deposits                                                      3,164             4,599
  - Interest on savings account deposits                                                        862               898
  - Interest on time deposits                                                               231,055           166,742
  - Interest on interbank loans received (call money loans)                                     208                88
  - Interest on other loans from financial institutions                                          92               295
  - Interest on other liabilities resulting from financial brokerage                         71,109            73,725
  - Interest on subordinated obligations                                                     29,613            24,863
  - Other interest                                                                              785             1,098
  - CER adjustment                                                                              150             4,468
  - Contributions made to Deposit Insurance Fund                                              6,076             5,728
  - Other                                                                                    41,594            52,289
                                                                                   ----------------   ----------------
GROSS FINANCIAL MARGIN                                                                      378,609           254,392
                                                                                   ================   ================
PROVISIONS FOR LOAN LOSSES                                                                  177,452            85,225
                                                                                   ----------------   ----------------
INCOME FROM SERVICES                                                                        421,014           344,747
                                                                                   ----------------   ----------------
  - Related to lending transactions                                                          89,053            93,437
  - Related to borrowing transactions                                                       101,048            85,951
  - Other commissions                                                                         5,437             5,664
  - Other                                                                                   225,476           159,695
                                                                                   ----------------   ----------------
EXPENSES FOR SERVICES                                                                       103,656            80,442
                                                                                   ----------------   ----------------
  - Commissions                                                                              44,783            37,510
  - Other                                                                                    58,873            42,932

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
         For the three-month period commenced January 1, 2009 and ended
            March 31, 2009, presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                       03.31.09           03.31.08
                                                                                   ----------------   ----------------
ADMINISTRATIVE EXPENSES                                                                     456,291            382,430
                                                                                   ----------------   ----------------
  - Personnel expenses                                                                      245,747            211,214
  - Directors' and syndics' fees                                                              1,723              1,938
  - Other fees                                                                               14,946             12,167
  - Advertising and publicity                                                                29,629             25,287
  - Taxes                                                                                    31,736             21,420
  - Depreciation of bank premises and equipment                                              18,176             15,357
  - Amortization of organization expenses                                                    10,017              8,001
  - Other operating expenses                                                                 67,040             56,343
  - Other                                                                                    37,277             30,703
                                                                                   ----------------   ----------------
NET INCOME FROM FINANCIAL BROKERAGE                                                          62,224             51,042
                                                                                   ================   ================
MINORITY INTEREST RESULT                                                                     (8,648)            (7,239)
                                                                                   ----------------   ----------------
MISCELLANEOUS INCOME                                                                        191,589             81,818
                                                                                   ----------------   ----------------
  - Net income from equity investments                                                            -              1,480
  - Penalty interests                                                                         1,673                665
  - Loans recovered and allowances reversed                                                   9,363              9,027
  - CER adjustment                                                                                7                  -
  - Other                                                                                   180,546             70,646
                                                                                   ----------------   ----------------
MISCELLANEOUS LOSSES                                                                         98,724             71,552
                                                                                   ----------------   ----------------
  - Net loss from equity investments                                                          1,607                  -
  - Penalty interests and charges in favor of the Argentine Central Bank                         23                  4
  - Loan loss provisions for miscellaneous receivables and other provisions                  27,176             31,938
  - CER adjustment                                                                                -                138
  - Amortization of differences arising from court resolutions                               27,511              2,700
  - Depreciation and losses from miscellaneous assets                                           469                779
  - Amortization of goodwill                                                                  2,849              5,107
  - Other                                                                                    39,089             30,886
                                                                                   ----------------   ----------------
NET INCOME BEFORE INCOME TAX                                                                146,441             54,069
                                                                                   ----------------   ----------------
INCOME TAX                                                                                   54,542             17,913
                                                                                   ----------------   ----------------
NET INCOME FOR THE PERIOD                                                                    91,899             36,156

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
            Consolidated Statement of Cash Flows and Cash Equivalents
         For the three-month period commenced January 1, 2009 and ended
            March 31, 2009, presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                       03.31.09           03.31.08
                                                                                   ----------------   ----------------
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
  - Cash at beginning of fiscal year                                                      4,795,383          3,766,207
  - Cash at period-end                                                                    4,119,369          3,640,763
                                                                                   ----------------   ----------------
Decrease in cash (in constant currency)                                                    (676,014)          (125,444)
                                                                                   ================   ================
REASONS FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
- Government and corporate securities                                                      (643,163)          (119,189)
- Loans
  - To the financial sector                                                                   2,313                345
  - To the non-financial public sector                                                        5,176             15,385
  - To the non-financial private sector and residents abroad                                149,510            (83,551)
- Other receivables resulting from financial brokerage                                      (46,800)           (83,493)
- Assets under financial leases                                                              42,352            (27,629)
- Deposits
  - To the financial sector                                                                  12,320             (1,914)
  - To the non-financial public sector                                                       87,718            (32,487)
  - To the non-financial private sector and residents abroad                                124,786            554,996
- Other liabilities from financial brokerage
  - Financing from the financial sector
    - Interbank loans - (call money loans received)                                            (208)           (12,588)
  - Other (except from liabilities included in financing activities)                         22,282           (161,687)
Collections related to income from services                                                 511,531            402,191
Payments related to expenses for services                                                  (131,479)           (92,713)
Administrative expenses paid                                                               (466,269)          (375,483)
Payment of organization and development expenses                                            (28,620)           (26,276)
Collection for penalty interests, net                                                         1,650                661
Differences arising from court resolutions paid                                               1,496             (9,706)
Collection of dividends from other companies                                                     29                 26
Other collections related to miscellaneous profits and losses                               (92,514)            27,425
Net collections / (payments) for other operating activities
  - Other receivables and miscellaneous liabilities                                          15,213              3,253
  - Other operating activities, net                                                         127,619             12,187
Income tax and minimum presumed income tax payment                                          (27,017)           (47,092)
                                                                                   ----------------   ----------------
Net cash flow used in operating activities                                                 (332,075)           (57,339)
                                                                                   ================   ================
Investment activities
Payments for bank premises and equipment, net                                               (15,962)           (15,546)
Payments for miscellaneous assets, net                                                      (19,830)           (15,263)
Payments for equity investments                                                              (1,267)              (440)
                                                                                   ----------------   ----------------
Net cash flows used in investment activities                                                (37,059)           (31,249)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
      Consolidated Statement of Cash Flows and Cash Equivalents (Continued)
         For the three-month period commenced January 1, 2009 and ended
            March 31, 2009, presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                            03.31.09      03.31.08
                                                                           ----------    ----------
Financing activities
Net collections/(payments) for:
 - Unsubordinated negotiable obligations                                     (173,235)     (180,292)
 - Argentine Central Bank:
 - Other                                                                        1,120           266
 - Banks and international entities                                          (177,598)       87,335
 - Subordinated obligations                                                   (28,072)      (26,066)
 - Loans from local financial institutions                                    (15,976)       72,108
Distribution of dividends                                                     (23,148)          (40)
                                                                           ----------    ----------
Net cash flows used in financing activities                                  (416,909)      (46,689)
                                                                           ==========    ==========
Financial results and by holding of cash and cash equivalents (including
 interest and monetary result)                                                110,029         9,833
                                                                           ==========    ==========
Decrease in cash, net                                                        (676,014)     (125,444)
                                                                           ==========    ==========

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
              For the three-month period commenced January 1, 2009
           and ended March 31, 2009, presented in comparative format.
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E") and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S. A. (the Company) and its subsidiaries located in Argentina and abroad and form part of said Company's annual financial statements as supplementary information, reason for which they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of "F.A.C.P.C.E". In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:   ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a. Consolidation of Financial Statements

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S. A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S.A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries' accounting balances was made according to the following:

a. Assets and liabilities were converted into pesos according to item b.1.
b. Allotted capital has been computed for the actually disbursed restated amounts.
c. Accumulated earnings were determined by the difference among assets, liabilities and the allotted capital.
d. Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period.
The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal period.
e. Significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

b. Consistency of accounting principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S. A., are similar to those applied by the Company (See Note 1 to the financial statements).

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. - Foreign currency assets and liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of March 31, 2009 and 2008, and December 31, 2008 balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.7135, $ 3.1653 and $ 3.4537, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2. - Gold bullion
Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

The procedure referred in item b.1. has been applied for conversion into local currency.

b.3. - Government and corporate securities b.3.a. - Government securities
I) Holdings of securities in investment accounts:
National Government Bonds in US dollars Libor 2012 - Compensatory and Hedge
Bonds.

These Bonds were received according to the provisions set forth in Sections 28 and 29 of Decree No. 905/02. As established by the regulations in force, these bonds have been valued at its "technical value" (the adjusted balance of each instrument according to contractual conditions).

The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

Had these securities been marked to market, as of March 31, 2009 and December 31, 2008, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 1,254,845 and $ 1,097,375 respectively.

II) Holdings of securities in special investment accounts:
Peso-denominated Argentine Discount Bonds and Provincial Secured Bonds (BOGAR) due in 2018.

These debt securities were added to the Company's Shareholders Equity within the framework of a swap exchanging the National Secured Loans Due 2009-7%, Bono Pagare G+580 Mega (fixed rate), carried out at market values.

Pursuant to the Argentine Central Bank regulations, holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return (IRR) and adjusted by the Stabilization Coefficient of Reference (Coeficiente de Estabilizacion de Referencia) (CER), if applicable.

In the case the market value of each Bond is lower than its book value, the monthly accrual of the IRR and the CER per month is charged to, on a cumulative basis, an asset regularizing account until its book value is equal to the market value. This regularizing account is reversed by charging its balance to Income, as long as such balance is higher than the positive difference existing between the market and book values.
As of March 31, 2009, the Bank's holdings of Argentine Peso-denominated Discount Bonds amount to $ 194,454 and $ 191,450 corresponding to Provincial Secured Loans Due 2018. The regularizing accounts' balances record $ 6,282 and $ 11,565, respectively.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

Had these securities been marked to market, Banco de Galicia y Buenos Aires S. A.'s Shareholders' Equity would have registered a decrease of approximately $ 77,486 corresponding to the Argentine Peso-denominated Discount Bonds and $ 44,815 corresponding to the Provincial Secured Loans due 2018.

It is worth mentioning that during the last few months, capital markets, both international and domestic, have showed great volatility in the listed price of debt securities and stock securities. Consequently, the closing price for the above-mentioned securities at period/fiscal year end also reflects this circumstance. (See Note 24).

III) Holdings of trading securities:
These are recorded at the closing price for each class of securities at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

IV) Unlisted securities:
a) Discount Bonds and GDP-Linked Negotiable Securities.

These Bonds were received in exchange for Mid- Term Argentine Republic External Notes, Series 74 and 75 carried out by the National Government pursuant to Decree No. 1,735 / 04.

As of March 31, 2009 and December 31, 2008, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities and the carrying value of the securities tendered as of March 17, 2005 said amount was net of charged financial services. The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables". Had these securities been marked to market, as of March 31, 2009 and December 31, 2008, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 533,733 and $ 470,372 respectively.

b) National Government Bonds in Pesos 2% due 2014.
Holdings of these debt securities is due to an exchange of National Secured Loans Due 2009-7%, Bono Pagare G+ 580 Mega (fixed rate) carried out at market values.

As of March 31, 2009, said holdings have been valued at cost increased by its IRR and adjusted by the CER, net of the charged financial services, as pursuant to the provisions set forth in item 2 of the Argentine Central Bank's Communique "A" 4898.

Had these securities been marked to market, as of March 31, 2009, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have registered an increase of approximately $ 2,887.

The closing price for these securities was also affected by the highly volatile capital markets, both international and domestic. (See Note 24).

V) Securities issued by the Argentine Central Bank:

a) Listed securities:
These are recorded at the closing listed price for each class of securities at the end of each period/ fiscal year.

b) Unlisted securities:
Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return. These securities have recorded no significant differences with respect to their market value.

c) Holdings of securities in special investment accounts:
These securities have been valued as specified in item b.3.a.II), and no differences have been recorded with respect to their market value.

As of March 31, 2009, said holdings amounted to $ 340,238 and the Regularizing Account $ 2,820.

b.3.b. - Investments in listed corporate securities
These securities are valued at the period/fiscal year-end closing price, less estimated selling costs, when applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

b.4.- Secured loans - Decree No. 1387/01
In January 2009, the Argentine Central Bank through Comunnique "A" 4898, modified the valuation criteria to record holdings of Secured Loans derived from the public debt swap, pursuant to Decree No. 1387/01.

As of February 2009, these Secured Loans have been valued on the basis of the highest value that arises from the difference between the present value, informed by the Argentine Central Bank, and their book value, net. The latter value is the book value recorded as of January 31, 2009, increased monthly by the IRR and adjusted by the CER, net of charged financial services received.

In the case these Secured Loans' present value is lower than their book value, the monthly accrual is charged to an asset regularizing account. Such account shall be reversed by charging its balance to Income as long as such balance is higher than the positive difference existing between the present value and the net book value, as recorded in the previous fiscal year.

As of March 31, 2009, Secured Loans' balance was $ 5,712 and that one corresponding to the Regularizing Account was $ 111.

As of December 31, 2008, these Loans were recorded at the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of such date, was 9.6% per annum. Said criterion was effective until January 31, 2009.

As of March 31, 2009 and December 31, 2008, their estimated realizable value was lower than their book value by approximately $ 2,084 and $ 259,290, respectively. The estimated realizable value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

b.5. - Accrual of adjustments, interest, exchange-rate differences, premiums on future transactions and variable income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions that may be applicable, the adjustment by the CER has been accrued.

b.6. - Debt securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, that stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

b.7. - Unlisted negotiable obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.8. - Assets under financial leases
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the C.E.R, where applicable.

b.9. - Equity investments
b.9.a. - In financial institutions, supplementary and authorized activities

Argentine:
Banco de Galicia y Buenos Aires S. A.'s equity investment in Banelco S. A. is valued under the equity method, based on this company's last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S. A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus stock dividends and uncollected cash.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

b.9.b. - In other companies
Argentine:
These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. (in liquidation), Electrigal S.A., and Aguas Cordobesas S.A. exceed their equity method value.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred to in item b.1. above was applied.

b.10. - Bank premises and equipment and miscellaneous assets
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.11.- Other miscellaneous assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

b.12. - Intangible assets
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

In the period from December 2005 to December 2008, through Communique "A" 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization.

As of December 31, 2008, the balance of $ 209,661 corresponding to deferred accumulated amortizations will begin to be amortized as from January 2009 in up to 36 equal, monthly and consecutive installments.

As of March 31, 2009 and December 31, 2008, on account of such legal proceedings, $ 293,116 and $ 316,874, respectively, were registered as assets.

b.13. - Allowances for loan losses and provisions for contingent commitments These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14. - Income tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of March 31, 2009, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss.

b.15. - Minimum presumed income tax
Pursuant to Section 13 set forth in Law No. 25,063 as amended by Law No. 25,360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Based on the aforementioned, as of March 31, 2009, Banco de Galicia y Buenos Aires S.A. has assets for $ 297,065.

In addition to the statement made in the preceding paragraphs, as of March 31, 2009, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 2,662 for the minimum presumed income tax, while as of December 31, 2008, this amount was $ 2,274.

b.16. Severance payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

b.17. Accounting estimates
The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S.A.'s management to make estimates and assessments regarding the determination of the amount of assets and liabilities; contingent assets and liabilities, as well as the income and expenses recorded for the period.

Therefore, the Bank's management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

c. Differences between the Argentine Central Bank's regulations and Argentine GAAP in the Autonomous City of Buenos Aires
The C.P.C.E.C.A.B.A passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved said resolutions with certain amendments.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires (C.A.B.A.).

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1. Accounting for income tax according to the deferred tax method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A., would determine deferred tax assets as of March 31, 2009, amounting to $ 371,091.

c.2. Valuation of assets with the non-financial public and private sectors
c.2.1. Government Securities
Argentine Central Bank regulations sets forth specific valuation criteria for government securities recorded in investment accounts and holdings of unlisted securities, which are described in Note 1.b.3.a. Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

Differences derived from the application of the different valuation criteria are detailed in the above-mentioned Note.

c.2.2.- National Secured Loans
In accordance with the Argentine Central Bank regulations, as of March 31, 2009, Banco de Galicia y Buenos Aires S. A. valued its holdings of Secured Loans at the higher of present value published by the Argentine Central Bank and its book value (net of the regularizing account's balance of previous month and charged financial services). As of December 31, 2008 the Bank valued such Loans at their present or technical value, the lowest of both.

Pursuant to the provisions of Resolution C.D. No. 290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if applicable, plus the interests accrued corresponding to the internal rate of return until the closing date of each period.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (Continued)

As of March 31, 2009 and December 31, 2008, their estimated realizable value was lower than their book value by approximately $ 2,084 and $ 259,290, respectively.

c.2.3. - Financial reporting of effects generated by court resolutions on deposits
As disclosed in Note 16.1 to the consolidated financial statements, as of March 31, 2009, Banco de Galicia y Buenos Aires S.A. records an asset for $ 293,116 under "Intangible Assets - Organization and Development Expenses", on account of the residual value of the differences resulting from compliance with court resolutions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and supplementary regulations. Argentine GAAP admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c.2.4. - Allowances for receivables from the non-financial public sector
Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.3. Conversion of financial statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

a) The measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements' date; and

b) The measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements.

c.4. Restructured loans and liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

NOTE 3:   BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S. A.'s controlled companies is presented in Note 10 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, Grupo Financiero Galicia S. A. directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A.; while its controlled company Galval Agente de Valores S.A. holds the remaining 10.00% of the capital stock and voting rights of said company.

Sudamericana Holding S.A's results have been adapted to cover a three-month period as of December 31, 2008, for consolidation purposes. This Company's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

                                           As of March 31, 2009
------------------------------------------------------------------------------------------------------------------
                                                       Shares                           Percentage held in
                                         -----------------------------------   -----------------------------------
          Issuing company                       Class             Number        Total Capital     Possible votes
--------------------------------------   -------------------   -------------   ---------------   -----------------
Banco Galicia Uruguay S.A. (*)             Ordinary shares         2,591,600          100.0000            100.0000
Tarjetas Regionales S.A.                   Ordinary shares       207,586,358          100.0000            100.0000
Galicia Factoring y Leasing S.A.           Ordinary shares         1,889,700           99.9800             99.9800
Galicia Valores S.A. Sociedad de Bolsa     Ordinary shares           999,996           99.9900             99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes
 de Inversion                              Ordinary shares            20,000          100.0000            100.0000
Tarjetas Cuyanas S.A.                      Ordinary shares         1,939,970           60.0000             60.0000
Tarjeta Naranja S.A.                       Ordinary shares             1,920           80.0000             80.0000
Tarjetas del Mar S.A.                      Ordinary shares         1,157,672           99.9950             99.9950
Cobranzas Regionales S.A.                  Ordinary shares             7,754           77.5400             77.5400
Galicia Pension Fund S.A.                  Ordinary shares           900,000          100.0000            100.0000
Tarjeta Naranja Dominicana S.A.            Ordinary shares         1,072,360           39.9998             39.9998
Galicia (Cayman) Limited                   Ordinary shares        68,535,621          100.0000            100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3:   (Continued)

                                           As of December 31, 2008
------------------------------------------------------------------------------------------------------------------
                                                       Shares                           Percentage held in
                                         -----------------------------------    ----------------------------------
          Issuing company                       Class             Number        Total Capital     Possible votes
--------------------------------------   -------------------   -------------   ---------------   -----------------
Banco Galicia Uruguay S.A. (*)             Ordinary shares         2,591,600          100.0000            100.0000
Tarjetas Regionales S.A.                   Ordinary shares       207,586,358          100.0000            100.0000
Galicia Factoring y Leasing S.A.           Ordinary shares         1,889,700           99.9800             99.9800
Galicia Valores S.A. Sociedad de Bolsa     Ordinary shares           999,996           99.9900             99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes
 de Inversion                              Ordinary shares            20,000          100.0000            100.0000
Tarjetas Cuyanas S.A.                      Ordinary shares         1,939,970           60.0000             60.0000
Tarjeta Naranja S.A.                       Ordinary shares             1,920           80.0000             80.0000
Tarjetas del Mar S.A.                      Ordinary shares         1,157,672           99.9950             99.9950
Cobranzas Regionales S.A.                  Ordinary shares             7,754           77.5400             77.5400
Galicia Pension Fund S.A.                  Ordinary shares           900,000          100.0000            100.0000
Tarjeta Naranja Dominicana S.A.            Ordinary shares         1,072,360           39.9998             39.9998
Galicia (Cayman) Limited                   Ordinary shares        68,535,621          100.0000            100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                             As of March 31, 2009
---------------------------------------------------------------------------------------------------------------
                                                                                Shareholders'
         Issuing company                      Assets           Liabilities         equity          Net income
--------------------------------------   ----------------   ----------------   ---------------   --------------
Banco Galicia Uruguay S.A.                        485,800            314,920           170,880           (8,987)
Tarjetas Regionales S.A.                          519,912              2,628           517,284           30,544
Galicia Factoring y Leasing S.A.                    6,096                447             5,649              342
Galicia Valores S.A. Sociedad de Bolsa             30,326             14,751            15,575               61
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes
 de Inversion                                       3,837              1,504             2,333              132
Tarjetas del Mar S.A.                              49,359             25,965            23,394             (849)
Tarjeta Naranja S.A.                            2,355,575          1,856,973           498,602           35,592
Tarjetas Cuyanas S.A.                             462,197            364,519            97,678            5,699
Cobranzas Regionales S.A.                           2,646              1,196             1,450               55
Galicia Pension Fund S.A.                          15,002                 45            14,957             (176)
Tarjeta Naranja Dominicana S.A.                    10,613              1,931             8,682           (2,919)
Galicia (Cayman) Limited                          169,417                 44           169,373           (4,935)

                     Balance Sheet as of December 31, 2008 and Income as of March 31, 2008
---------------------------------------------------------------------------------------------------------------
                                                                                Shareholders'
         Issuing company                      Assets           Liabilities         equity          Net income
--------------------------------------   ----------------   ----------------   ---------------   --------------
Banco Galicia Uruguay S.A.                        481,190            313,907           167,283            2,940
Tarjetas Regionales S.A.                          492,621              1,464           491,157           20,814
Galicia Factoring y Leasing S.A.                    5,944                637             5,307              145
Galicia Valores S.A. Sociedad de Bolsa             24,924              9,410            15,514               46
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes
 de Inversion                                       3,747              1,547             2,200               14
Tarjetas del Mar S.A.                              50,518             26,275            24,243             (810)
Tarjeta Naranja S.A.                            2,225,742          1,757,210           468,532           26,421
Tarjetas Cuyanas S.A.                             450,062            351,631            98,431            5,238
Cobranzas Regionales S.A.                           2,991              1,596             1,395               52
Galicia Pension Fund S.A.                          14,111                 37            14,074              109
Tarjeta Naranja Dominicana S.A.                     7,431              1,497             5,934           (2,517)
Galicia (Cayman) Limited                          162,154                 41           162,113            4,157

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3:   (Continued)

The controlled companies' financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.'s financial statements.

Banco Galicia Uruguay S.A.'s financial statements include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

Galicia (Cayman) Limited's financial statements have been consolidated, in turn, with those of Galicia Pension Fund, in which Galicia (Cayman) Limited holds a 100% interest.

Tarjetas Regionales S. A.'s financial statements as of March 31, 2009, company in which Banco de Galicia y Buenos Aires S. A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S. A., Tarjetas Cuyanas S. A. and Tarjetas del Mar S. A., in which Tarjetas Regionales S. A. holds a controlling interest. Percentages of direct controlling interest are as follows:

    Issuing company            03.31.09          12.31.08
-------------------------   --------------    --------------
Tarjetas Cuyanas S.A                60.000%           60.000%
Tarjetas del Mar S.A                99.995%           99.995%
Tarjeta Naranja S.A                 80.000%           80.000%

Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S. A. holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 49.9998% of the voting stock as of March 31, 2009.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interest in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interest Results".

The minority interest percentages as of March 31, 2009 and December 31, 2008 are the following:

              Issuing company                     03.31.09        12.31.08
--------------------------------------------   -------------    ------------
Banco de Galicia y Buenos Aires S.A.                 5.34081%        5.34081%
Net Investment S.A.                                  0.66760%        0.66760%
Sudamericana Holding S.A.                            0.66758%        0.66758%
Galicia Warrants S.A.                                0.66760%        0.66760%
Galicia Retiro Cia. de Seguros S.A. (*)              0.66769%        0.66769%
Galicia Seguros S.A. (ex Galicia Vida
 Cia. de Seguros S.A.) (*)                           0.66780%        0.66780%
Sudamericana Asesores de Seguros S.A. (*)            0.67315%        0.67315%
----------
(*) Minority interest determined based on the financial statements as of December 31, 2008 and September 30, 2008.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 4:   (Continued)

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

              Issuing company                     03.31.09        12.31.08
--------------------------------------------   -------------    ------------
Galicia Valores S.A. Sociedad de Bolsa                0.0100%         0.0100%
Galicia Factoring y Leasing S.A.                      0.0200%         0.0200%
Tarjetas Cuyanas S.A.                                40.0000%        40.0000%
Tarjeta Naranja S.A.                                 20.0000%        20.0000%
Tarjetas del Mar S.A.                                 0.0050%         0.0050%
Cobranzas Regionales S.A.                            22.4600%        22.4600%
Tarjeta Naranja Dominicana S.A.                      60.0002%        60.0002%

NOTE 5:   RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the Argentine Central Bank.

As of March 31, 2009, the balances registered as computable items are as follows:

                               Item                                      $           US$       Euros (*)
-----------------------------------------------------------------   ----------   ----------   ----------
Cash held in Banco de Galicia y Buenos Aires S. A.'s subsidiaries      425,965       26,368        8,588
Cash held in valuables transportation companies and in transit         281,617       39,083        6,429
Special escrow accounts at the Argentine Central Bank                  826,451      375,303            -
                                                                    ----------   ----------   ----------
Total computable items to meet minimum cash requirements             1,534,033      440,754       15,017
                                                                    ==========   ==========   ==========

----------
(*) Figures stated in thousands of U.S. dollars.

I) As of March 31, 2009, Banco de Galicia y Buenos Aires S. A.'s ability to dispose of the following assets was restricted as mentioned below:

a. Cash and due from banks, government securities and secured loans
The Banco de Galicia y Buenos Aires S.A. has deposited $ 50,805 as a guarantee to third parties, $ 1,237,903 for margin requirements of repo transactions and $ 32,954 as collateral for transactions carried out at the Rosario Futures Exchange (Rofex) and $ 103,750 at the Mercado Abierto Electronico (MAE). Furthermore, secured loans for $ 175 are prevented from using as a result of a court order.

b. Special escrow accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of March 31, 2009 amounted to $ 258,444.

c. Deposits in favor of the Argentine Central Bank
-    Unavailable deposits related to foreign exchange transactions for $ 533.
- Securities held in custody to act as register agent of book-entry mortgage securities for $ 2,696.

d. Equity investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
-    Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5:   (Continued)

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the said Bank.

e. Guarantees granted for direct obligations
As of March 31, 2009, Banco de Galicia y Buenos Aires S.A. has recorded $ 290,338 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S.A. used BODEN 2012 for a face value of US$ 140,000, equal to $ 260,616 cash value, through the Argentine Central Bank, to the Subsecretaria de la Micro, Pequena y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of March 31, 2009, balance of secured loans was $ 82,534.

Furthermore, as of March 31, 2009, Banco de Galicia y Buenos Aires S.A. used Boden 2012 for a face value of US$ 820, equal to $ 1,526 cash value, as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 616.

f. Deposit certificates related to the entry of funds from abroad
In September 26, 2008, Banco de Galicia y Buenos Aires S.A. made a special deposit with Banco Patagonia S.A. regarding the entry of funds from abroad pursuant to the provisions set forth by Decree 616/05 for the amount of US$ 5,142, equal to an amount of $ 19,095. This deposit's due date shall be in September 2009.

As of December 31, 2008, the total amount of restricted assets for the aforementioned items was $ 1,995,151.

II) As of March 31, 2009, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of March 31, 2009 and December 31, 2008, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,450.

b. Tarjetas Cuyanas S.A.:
As of March 31, 2009, the company's ability to dispose of time deposits for $ 599, and as of December 31, 2008 for $ 580, was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Direccion General de Rentas de la Provincia de Mendoza) and Telefonica de Argentina, respectively.

The company has guaranteed the payment of a syndicated loan with a pledge over trust participation certificates. Moreover, there exists an additional guaranty to transfer part of the performing portfolio. Balance of principal plus accrued interests as of March 31, 2009, amounts to $ 46,630 and as of December 31, 2008 amounts to $ 31,087.

c. Tarjeta Naranja S.A.:
Attachments in connection with lawsuits have been levied on current account deposits for $ 400. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through the assignment of registered funds into escrow accounts. Said assignment shall be effective up to the total cancellation of the above-mentioned loans. Balance of the non-amortized principal as of March 31, 2009 corresponding to the loans guaranteed as explained above amounts to $ 181,800.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5:   (Continued)

Moreover, pursuant to the agreement entered into with financial institutions and as collateral for the loans received, Tarjeta Naranja S.A. has agreed no to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 25% of Tarjeta Naranja S. A.'s assets in some cases, and 15% of said company's shareholders equity. Balance of non-amortized principal as of March 31, 2009 amounts to $ 106,800.

d. Banco Galicia Uruguay S.A.:
Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Personal Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003 and registered again with said Registry on June 10, 2008; Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

III) As of March 31, 2009, the ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:   GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations:

As of March 31, 2009 and December 31, 2008, holdings of government and corporate securities were as follows:

                                                          03.31.09        12.31.08
                                                        -------------   -------------
Government Securities
Listed
Recorded at market value
Trading securities
 - Government bonds                                           189,782         362,716
 - Other                                                        4,452             430
                                                        -------------   -------------
Total trading securities                                      194,234         363,146
                                                        -------------   -------------
Recorded at cost after amortization
In investment accounts
 - Government bonds                                         1,370,925         542,876
 - Securities issued by the Argentine Central Bank            344,214           5,816
                                                        -------------   -------------
Total securities in investment accounts                     1,715,139         548,692
                                                        -------------   -------------
Securities issued by the Argentine Central Bank
 - Listed securities                                          427,034          29,965
 - Unlisted securities                                        208,588         520,239
                                                        -------------   -------------
Total securities issued by the Argentine Central Bank         635,622         550,204
                                                        -------------   -------------
 Unlisted
 - Government bonds                                           492,844          69,772
                                                        -------------   -------------
Total unlisted securities                                     492,844          69,772
                                                        -------------   -------------
Total government securities                                 3,037,839       1,531,814
                                                        -------------   -------------
Corporate Securities
 - Negotiable obligations (listed)                                 59              56
Total corporate securities                                         59              56
                                                        -------------   -------------
Total government and corporate securities                   3,037,898       1,531,870
                                                        =============   =============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 7:   LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

-    Advances: short-term obligations issued in favor of customers.
-    Promissory notes: endorsed promissory notes, factoring.
- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-    Credit card loans: loans granted to credit card holders.
-    Personal loans: loans to natural persons.
- Other: this item primarily involves export prefinancing loans and prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of March 31, 2009 and December 31, 2008, the classification of the loan portfolio was as follows:

                                                  03.31.09        12.31.08
                                               -------------    ------------
Non-financial public sector                           61,504       1,373,642
Financial sector                                      29,471         148,115
Non-financial private sector and
 residents abroad                                 11,104,688      10,779,630
 - With preferred guarantees                       1,307,858       1,332,798
 - With other collateral                           1,634,778       1,546,237
 - With no collateral                              8,162,052       7,900,595
                                               -------------    ------------
Subtotal                                          11,195,663      12,301,387
Allowance for loan losses                           (632,243)       (526,801)
                                               -------------    ------------
Total Income                                      10,563,420      11,774,586
                                               =============    ============

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8:   EQUITY INVESTMENTS

As of March 31, 2009 and December 31, 2008, the breakdown of "Equity Investments" was a follows:

                                                  03.31.09        12.31.08
                                               -------------    ------------
In financial institutions and supplementary
 and authorized activities
 - Banco Latinoamericano de Exportaciones
   S.A.                                                1,841           1,712
 - Banelco S.A.                                        8,649           8,453
 - Mercado de Valores de Buenos Aires S.A.             8,142           8,142
 - Visa Argentina S.A.                                 2,576           2,576
 - Other                                                 852             861
                                               -------------    ------------
Total equity investments in financial
 institutions, supplementary and
 authorized activities                                22,060          21,744
                                               -------------    ------------
In non-financial institutions
 - AEC S.A.                                           15,510          14,244
 - Aguas Cordobesas S.A.                               8,911           8,911
 - Electrigal S.A.                                     5,455           5,455
 - Other                                               1,377           1,376
                                               -------------    ------------
Total equity investments in non-financial
 institutions                                         31,253          29,986
                                               -------------    ------------
Allowances                                            (4,642)         (3,211)
                                               -------------    ------------
Total equity investments                              48,671          48,519
                                               =============    ============

NOTE 9:   INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of March 31, 2009 and December 31, 2008, respectively:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

                                           03.31.09     12.31.08
                                          ----------   ----------
In banks                                      34,442       37,139
Companies issuing regional credit cards          513          665
                                          ----------   ----------
Total Income                                  34,955       37,804
                                          ==========   ==========

NOTE 10:  TRUST ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

                                                 Balances of Trust
                                                      Funds            Maturity Date
Date of Contract             Trustor                    $                   (1)
------------------   ------------------------   -------------------   ----------------
12.29.05             Tecsan - Benito Roggio                      46       04.28.11
04.10.07             Sullair                                      2       12.31.10
10.25.07             Argensun                                     4       05.31.09
02.12.08             Sinteplast                                  47       01.28.13
                                                -------------------
                     Total                                       99
                                                ===================

----------
(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

                                                   Balances of Trust Funds
Date of Contract             Trustor            -----------------------------    Maturity Date
                                                      $              U$S
-----------------    ------------------------   -----------------------------   ----------------
    07.13.05         Rumbo Norte I                       4,486             22     07.13.11 (3)
    10.12.05         Hydro I                            24,800              -     09.05.17 (2)
    08.10.06         Faid 2006/07                            5              -     05.31.09 (3)
    12.05.06         Faid 2011                          53,461              -     02.28.12 (3)
    12.06.06         Gas I                             354,164              -     06.30.11 (3)
    03.02.07         Agro Nitralco                       3,101              -     06.30.09 (3)
    03.29.07         Saturno V                               6              -     05.31.09 (3)
    05.11.07         Radio Sapienza V                        7              -     05.31.09 (3)
    06.08.07         Saturno VI                            103              -     06.30.09 (3)
    09.05.07         Saturno VII                           722              -     09.30.09 (3)
    11.22.07         Radio Sapienza VI                   4,033              -     01.12.11 (3)
    03.19.08         Saturno VIII                            7              -     05.31.09 (3)
    05.06.08         Agro Nitralco II                   17,433              -     08.14.09 (3)
    06.19.08         Saturno IX                              5              -     05.31.09 (3)
                                                --------------   ------------
                     Total                             462,333             22
                                                ==============   ============

----------
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  NEGOTIABLE OBLIGATIONS

Banco de Galicia y Buenos Aires S. A. has the following Negotiable Obligations outstanding issued under the following Global Programs:

                                                                                 Date of
  Authorized                                                  Term of          approval by            Approval by
   Amount(*)          Type of Negotiable Obligations          Program      Shareholders' Meeting        C.N.V.
---------------   ----------------------------------------   ----------   -----------------------   ---------------
  US$ 2,000,000   Simple negotiable obligations, not                      09.30.03 confirmed on     Resolution  No.
                  convertible into shares,  subordinated      5 years     04.27.06                  14,708 dated
                  or not, secured or unsecured.                                                     12.29.03
---------------   ----------------------------------------   ----------   -----------------------   ---------------
  US$ 342,500     Simple negotiable obligations, not                      04.28.05 confirmed  on    Resolution  No.
                  convertible into shares, subordinated or    5 years     04.26.07                  15,228 dated
                  not, to be adjusted or not, secured or                                            11.04.05
                  unsecured.

----------
(*) Or its equivalents in other currencies.

Banco de Galicia y Buenos Aires S. A. has the following Negotiable Obligations outstanding issued under the first global program:

                                                                                     Book value (*)
                            Residual face                                                   $
                                value                                             ----------------------       Issuance
  Date of                        US$                                                As of       As of        authorized by
 issuance      Currency     As of 03.31.09         Class         Term     Rate    03.31.09    12.31.08       the C.N.V.
-----------   ----------   ----------------     --------------   ------   ------  ----------  ----------   -----------------
 05.18.04        US$                243,771        Simple         (1)      (2)       916,923     966,824   12.29.03 and
                                                                                                           04.27.04
 05.18.04        US$                 68,406        Simple         (3)      (4)       256,955     365,807   12.29.03 and
                                                                                                           04.27.04
 05.18.04        US$                279,328(**)   Subordinated    (5)      (6)     1,060,091     986,969   12.29.03 and
                                                                                                           04.27.04

----------
(*)  Includes principal and interest net of expenses.
(**) This amount includes US$ 61,117 of the capitalization of interest services due between July 1, 2004 and January 1, 2009, inclusively on the account of the payment-in-kind (by means of Negotiable Obligations Due 2019).

The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations and other applicable regulations.
(1) The residual principal of the Negotiable Obligations Due 2014 (93.74%) shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 4.86% of the original principal amount is due.
(2) As from January 1, 2008, these Negotiable Obligations shall accrue interest payable in cash at an annual fixed rate of 7%.
(3) The residual principal of the Negotiable Obligations Due 2010 (25%) shall be amortized semi-annually, beginning July 1, 2009, in installments equal to 12.5% of the original principal amount, until their maturity date on January 1, 2010.
(4) The interest rate established for the period January 1, 2009 - June 30, 2009 is 5.275% (6-month Libor: 1.775% plus 3.5%).
(5) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all negotiable obligations due in 2014 and 2010 have been fully repaid.
(6) Interest on Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Negotiable Obligations are previously redeemed.

On March 31, 2009, Banco de Galicia y Buenos Aires S. A. cancelled part of the Negotiable Obligations due 2014 for a face value of US$ 30,000. These securities had been acquired at market price. This transaction originated an income of $ 38,741.

As of March 31, 2009, Banco de Galicia y Buenos S.A.'s holdings of Negotiable Obligations due 2010 and 2014 are for an amount of $ 473 and $ 66,674, respectively.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (Continued)

Banco de Galicia y Buenos Aires has not issued Negotiable Obligations under the second global program.

Furthermore, as of March 31, 2009, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

                                                                                       Book value (*)
                            Residual face                                                    $
                                value                                              ----------------------       Issuance
  Date of                        US$                                                  As of       As of        authorized by
 issuance      Currency     As of 03.31.09         Type         Term       Rate     03.31.09    12.31.08       the C.N.V.
-----------   ----------   ----------------   --------------   --------   ------   ----------  ----------   -----------------
 11.08.93        US$                  1,683       Simple       10 years     9.00%      10,422       9,562       10.08.93

----------
(*) This amount includes principal and interest.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies' capital stock and other uses envisaged by current regulations.

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following Negotiable Obligations outstanding:

a) Banco Galicia Uruguay S.A.

As of March 31, 2009 and December 31, 2008:

                           Residual face value
                              in US$ as of
  Date of                -----------------------
 issuance      Term       03.31.09        12.31.08       Rate
----------   ---------   ----------      ----------     -------
 10.17.06     5 years         7,468(*)        7,468(*)        2%
 08.31.03     9 years         8,878           8,878      5.3088%

----------
(*) As of March 31, 2009 and December 31, 2008, Grupo Financiero Galicia S.A. held Negotiable Obligations issued on October 17, 2006 for a face value of US$ 208 and US$ 208 respectively.

b) Tarjetas Regionales S.A.

As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

                                                                      Date of approval
                                                          Term of     by Shareholders'
 Authorized amount     Type of Negotiable Obligations     Program        Meeting           Approval by C.N.V.
-------------------   --------------------------------   ---------   ------------------   --------------------
   US$ 350,000        Simple negotiable obligations,      5 years        10.31.07         Resolution No.
                      not convertible into shares                                         15,785 dated
                                                                                          11.16.07

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (Continued)


                                                                                              Book value             Issuance
                                                                                                 $ (*)              authorized
  Date of                 Class     Amount                      Maturity              --------------------------     by the
 Placement   Currency    number    in US$     Type     Term      date       Rate       03.31.09      12.31.08        C.N.V.
-----------  --------    --------  --------  --------  ------  ----------  ---------  ------------  ------------  ------------
 11.29.06      US$   (1)    IV     100,000   Simple    60      11.29.11    Annual          230,925       230,925    11.08.06
                                                       months              nominal
                                                                           fixed
                                                                           at 15.5%

                                                                           Annual
                                                                           nominal
                                                        390                fixed
 06.18.08       US$         VII      18,150   Simple    days    07.18.09   at 10.5%         67,608        62,798    06.05.08

                                                                           Annual
                                                                           nominal
                                                        360                fixed
 09.04.08       US$        VIII      20,000   Simple    days     08.03.09  at 11%           74,500        69,200    08.26.08

----------
(*) It corresponds to principal amount outstanding as of the indicated dates.
(1) The Company issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

Tarjetas Cuyanas S.A.

                                                                        Date of approval
                                                            Term of     by Shareholders'
 Authorized amount      Type of Negotiable Obligations      Program         Meeting           Approval by C.N.V.
-------------------   ----------------------------------   ---------   ------------------   ----------------------
   US$ 80,000         Simple negotiable obligations,        5 years        03.22.07         Resolution No. 15,627
                      not convertible into shares                                           dated 05.02.07.

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

                                                                                              Book value              Issuance
                                                                                                 $ (*)               authorized
  Date of                 Class                  Type             Maturity              --------------------------     by the
 Placement    Currency    number     Amount       (**)     Term      date       Rate       03.31.09      12.31.08       C.N.V.
-----------  ----------  --------  -----------  --------  ------  ----------  ---------  ------------  ------------  ------------
                                                                              Annual                                   05.24.07
                                                             5                nominal                                    and
  06.14.07       $        XVIII     $200,064(1)  Simple    years   06.14.12   fixed at        145,039       140,044    06.14.07
                                                                              12%

                                                             1                Annual
  11.25.08       US$        XIX     US$ 11,523   Simple    year    11.20.09   nominal          45,016        39,797    11.04.08
                                                                              fixed at
                                                                              14%

----------
(*) It corresponds to principal amount outstanding as of the indicated dates. (**) Negotiable obligations not convertible into shares.
(1) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which as specified by the terms and conditions of the securities, was converted into $ 200,064 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

NOTE 12:  MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirement established by the Law Governing Commercial Companies, which amount to $ 12.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 12:  (Continued)

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of March 31, 2009 and December 31, 2008, minimum capital requirements were as follows:

                                                               Computable capital as a %
   Date        Capital required       Computable capital       of the capital requirement
----------   --------------------   ----------------------   ------------------------------
 03.31.09               1,646,003                2,646,332                           160.77
 12.31.08               1,564,542                2,552,269                           163.13

NOTE 13:  CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24,485 and Decree No. 540/95 established the constitution of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). SEDESA's shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve. This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock.

In the event said reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 14:  (Continued)

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e with the calculation of minimum capital requirements and the regulatory capital.

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communique "A" 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

As of March 31, 2009, the adjustments which shall be made to Banco de Galicia y Buenos Aires S.A.'s Retained Earnings, pursuant to the Argentine Central Bank's regulations, are as follows:

- The positive difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine
     Central Bank not valued at market price:                       $ -2,945,767

-    The amount of the assets representing losses from lawsuits related to
     deposits:                                                        $ -293,116

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said Entity by a consolidated subsidiary.

Notwithstanding the above mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank will repay two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the company's shareholder's equity is below $ 300,000.

In accordance with the terms and conditions for the issuance of Negotiable Obligations Class IV, said company has also agreed not to distribute dividends that may exceed 50% of the company's net income.

NOTE 15:  NATIONAL SECURITIES COMMISSION ("C.N.V.")

Resolution No. 368/01
As of March 31,2009, Banco de Galicia y Buenos Aires S.A.' shareholders' equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker. Furthermore, in compliance with
Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of March 31, 2009, Banco de Galicia y Buenos Aires S.A. holds a total of 702,747,755 units under custody for a market value of $ 821,387, which is included in the "Depositors of Securities held in Custody" account.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 15:  (Continued)

As of previous fiscal year-end, the securities held in custody totaled 682,244,341 units and their market value amounted to $ 775,987.

NOTE 16:  ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 - Deposits with the financial system - Legal actions requesting protection of constitutional guarantees
As a result of the provisions of Decree No. 1570/01, Law No. 25,561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001, a significant number of claims have been filed against the National State and/or financial institutions, and requesting prompt payment of deposits in their original currency. Most courts have ruled these emergency regulations unconstitutional.

The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 790,009 and $ 786,256, as of March 31, 2009 and December 31, 2008, respectively, has been recorded under "Intangible Assets". Residual values as of said dates total $ 293,116 and $ 316,874, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make any claim at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US dollars or in pesos for the equivalent amount at the market exchange rate, as ruled by the Judicial Branch. Such loss was not taken into account by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court resolutions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account, according to the ruling adopted in the Kujarchuk case by the Argentine Supreme Court of Justice.

On March 20, 2007 Supreme Court of Justice ruled, in the case of "EMM S.R.L. c/ Tia S.A.", that Decree No. 214/2002 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

The above--mentioned resolutions by the Argentine Supreme Court of Justice would be strongly followed in similar cases to be heard by lower courts.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 16:  (Continued)

Banco de Galicia y Buenos Aires S. A. keeps addressing court resolutions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitor and analyze the implications of such resolutions for similarly situated cases. Banco de Galicia y Buenos Aires S. A. records liabilities for $ 34,083 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount definitely paid as ordered by the courts and the amount recorded by Banco de Galicia y Buenos Aires S. A. shall be registered as stated for by the Argentine Central Bank's regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, Banco de Galicia y Buenos Aires S. A.'s management considers that the effects derived from these situations would not significantly affect the Bank's Shareholders' equity.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of March 31, 2009 and charged to Income, amounts to $ 2,211.

16.2 - Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002. During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 2 and 4, 2002.

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 6, 2002, before the market was reopened, Law No. 25,561 was enacted, which repealed the convertibility system and established a new exchange rate of $ 1.40 per U.S. dollar.

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the U.S. dollars funds credited by the Bank Liquidity Fund on January 2 and 4, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $ 1.40.

Therefore, when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $ 1.40, that is, the amount of $ 574,000, and not only $ 410,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 16:  (Continued)

Banco de Galicia y Buenos Aires S.A. has a claim outstanding before the Argentine Central Bank. to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3. - Situation of Banco Galicia Uruguay S.A.

Banco Galicia Uruguay S.A., after having been affected by the economic crisis of late 2001, in December 2002, restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

As of March 31, 2009, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 98,646 and Galicia Uruguay had settled the installments corresponding to the payment schedule.

Furthermore, on September 25, 2008, Banco Galicia Uruguay S. A. offered to pay its customers, in advance, the restructured installments corresponding to September 1, 2009 and September 1, 2010, as well as the interests accrued up to the payment date.

As of the period-end, Banco Galicia Uruguay S.A.'s Shareholders Equity amounts to $ 170,880.

NOTE 17:  SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at the period/fiscal year end:

                                                                                         Book value of securities
                             Estimated                                                    held in own portfolio
                 Creation     maturity                                    Portfolio      --------------------------
    Name           Date        date         Trustee      Trust assets    transferred      03.31.09       12.31.08
--------------  ----------  -----------  -------------  --------------  -------------    -----------   ------------
Galtrust I       10.13.00    10.10.15     First Trust      Secured        US$ 490,224(*)     626,287        633,996
                                          of New York     Bonds in
                                             N.A.        Pesos at 2%
                                                         due 2018 (1)

                                                           National
                                              Bapro       Government
Galicia          04.16.02     05.06.32     mandatos y      Bonds in         $ 108,000         88,177         73,447
                                            negocios      Pesos at 2%
                                                         due 2014 (2)

Creditos         08.17.05     03.15.15     Deutsche        Mortgage          $ 91,000         22,129         21,291
Inmobiliarios                              Bank S.A.        loans
Galicia I

Creditos         10.12.05     12.15.25     Deutsche        Mortgage         $ 150,000         52,065         49,892
Inmobiliarios                              Bank S.A.        loans
Galicia II

Galicia          07.03.06     02.15.11     Deutsche      Pledge loans        $ 86,623            556          6,593
Prendas                                    Bank S.A.
Comerciales
                                                            Assets
Galicia                                    Deutsche         under
Leasing I        09.22.06     05.15.11     Bank S.A.       financial        $ 150,000         22,707         24,168
                                                            leases

Galicia          01.17.07     10.15.11     Deutsche        Personal         $ 100,000          1,528         13,737
Personales IV                              Bank S.A.        loans

NOTE 17:  (Continued)

                                                                                        Book value of securities
                             Estimated                                                   held in own portfolio
                 Creation     maturity                                    Portfolio    ---------------------------
    Name           Date        date         Trustee      Trust assets    transferred     03.31.09       12.31.08
--------------  ----------  -----------  -------------  --------------  -------------  ------------  -------------

Galicia          04.13.07     01.15.12     Deutsche        Personal         $ 150,000        25,635        25,168
Personales V                               Bank S.A.        loans

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

                                                                                        Book value of securities
                             Estimated                                                   held in own portfolio
                 Creation     maturity                                    Portfolio    ---------------------------
    Name           Date        date         Trustee      Trust assets    transferred     03.31.09       12.31.08
--------------  ----------  -----------  -------------  --------------  -------------  ------------  -------------
Galicia          09.28.07     06.15.12     Deutsche        Personal         $ 108,081        19,855        17,670
Personales VI                              Bank S.A.        loans

Galicia
Personales       02.21.08     11.15.12     Deutsche        Personal         $ 150,000        29,158        25,010
VII                                        Bank S.A.        loans

Galicia          07.04.08     04.15.13     Deutsche        Personal         $ 187,500        44,337        39,956
Personales                                 Bank S.A.        loans
VIII

----------
(*) The remaining US$ 9,776 was transferred in cash.
(1) In exchange for Loans to the Provincial Governments.
(2) In exchange for secured loans.

b) As of March 31, 2009 and December 31, 2008, Banco de Galicia y Buenos Aires S.A. records financial trusts in own portfolio:
- Received as loan repayment for $ 55,075 and $ 57,378, respectively.
- Acquired as investments for $ 9,075 and $ 9,891, respectively.

c) A trust called "BG Financial Trust" was created in December 2005. Receivables amounting to $ 264,426, belonging to the portfolio classified as situation 3 or lower, have been transferred to the trustee ("Equity Trust Company (Argentina) S.A.") for a value, net of allowances, of $ 91,290. Banco de Galicia y Buenos Aires S.A. received such amount in cash. The debt securities issued by the trust were fully subscribed by third parties.

Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and
(ii) no later than December 31, 2012, an IRR equal to or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

In April 2008, the requirements set forth in items (i) and (ii) above were complied with, thus generating the right to receive the aforementioned incentive compensation as from such date.

d) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at period/fiscal year-end.

Tarjeta Naranja S.A.

                                                                                        Book value of securities
                             Estimated                                                   held in own portfolio
                 Creation     maturity                                    Portfolio    ---------------------------
    Name           Date        date         Trustee      Trust assets    transferred     03.31.09       12.31.08
--------------  ----------  -----------  -------------  --------------  -------------  ------------  -------------
                                            Equity      Certain credit
Tarjeta         10.09.07     11.20.09       Trust      rights against      $ 115,306        21,082         21,391
Naranja                                     Company      cardholders
Trust V                                   (Argentina)
                                             S.A.

                                            Equity
Tarjeta          12.11.07     01.23.10      Trust       Certain credit
Naranja                                     Company     rights against      $ 150,003        23,550         24,983
Trust VI                                  (Argentina)    cardholders
                                             S.A.

NOTE 17:  (Continued)

                                                                                        Book value of securities
                             Estimated                                                   held in own portfolio
                 Creation     maturity                                    Portfolio    ---------------------------
    Name           Date        date         Trustee      Trust assets    transferred     03.31.09       12.31.08
--------------  ----------  -----------  -------------  --------------  -------------  ------------  -------------
                                            Equity      Certain credit
Taarjeta         02.19.08     07.23.10       Trust      rights against      $ 142,913        24,058         25,316
Naranja                                     Company      cardholders
Trust VII                                 (Argentina)
                                             S.A.

Tarjeta          08.05.08     09.20.10      Equity
Naranja                                      Trust       Certain credit      $ 138,742        46,622         46,235

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

                                                                                        Book value of securities
                             Estimated                                                   held in own portfolio
                 Creation     maturity                                    Portfolio    ---------------------------
    Name           Date        date         Trustee      Trust assets    transferred     03.31.09       12.31.08
--------------  ----------  -----------  -------------  --------------  -------------  ------------  -------------
                                            Company     rights against
Trust VIII                                (Argentina)    cardholders
                                             S.A.

                                            Equity
Tarjeta         12.12.2008   05.20.10       Trust       Certain credit
Naranja                                     Company     rights against       $ 57,147        42,712
Trust IX                                  (Argentina)    cardholders
                                             S.A.

As of March 31, 2009, Tarjeta Naranja S.A.'s holdings of class "A" debt securities and participation certificates totaled $ 107,345 and $ 50,679, respectively. As of December 31, 2008, its holdings of class "B" debt securities and participation certificates totaled $ 94,544 and $ 23,381, respectively.

Tarjetas Cuyanas S.A.

                                                                                        Book value of securities
                             Estimated                                                   held in own portfolio
                 Creation     maturity                                    Portfolio    ---------------------------
    Name           Date        date         Trustee      Trust assets    transferred     03.31.09       12.31.08
--------------  ----------  -----------  -------------  --------------  -------------  ------------  -------------
                                            Equity      Certain credit
Tarjetas         02.04.08     03.15.10       Trust      rights against       $ 61,700        15,973         14,733
Cuyanas                                     Company      cardholders
Trust V                                   (Argentina)
                                             S.A.

                                            Equity
Tarjetas         07.07.08     02.23.10      Trust       Certain credit
Cuyanas                                     Company     rights against       $ 89,000        22,714         21,023
Trust VI                                  (Argentina)    cardholders
                                             S.A.

As of March 31, 2009, Tarjetas Cuyanas S. A.'s holding of participation certificates totaled $ 38,379 and $ 308 corresponding to Class A debt securities, and as of December 31, 2008, this company's holding of participation certificates amounted to $ 34,955 and $ 802 corresponding to debt securities, respectively.

As of March 31, 2008, Tarjetas Cuyanas S. A. records $ 3,140 as investment trusts.

Tarjetas del Mar S.A.

                                                                                        Book value of securities
                             Estimated                                                   held in own portfolio
                 Creation     maturity                                    Portfolio    ---------------------------
    Name           Date        date         Trustee      Trust assets    transferred     03.31.09       12.31.08
--------------  ----------  -----------  -------------  --------------  -------------  ------------  -------------
                                            Equity      Certain credit
Tarjetas         07.28.08     05.31.09       Trust      rights against       $ 26,800         4,963          5,186
del Mar                                     Company      cardholders
Serie IV                                  (Argentina)
                                             S.A.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  (Continued)

As of March 31, 2009, Tarjetas del Mar S. A.'s holding of participation certificates totaled $ 4,923 and $ 40 corresponding to debt securities, and as of December 31, 2008, this company's holding of participation certificates amounted to $ 5,028 and $ 158 corresponding to debt securities.

NOTE 18:  DERIVATIVES

PUT OPTIONS WRITTEN

As established by Section 4, subsection a), and Section 6 of Decree No. 1836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of March 31, 2009 and December 31, 2008, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

These options have been recorded under "Memorandum Accounts - Credit-Derivatives
- Notional Value of Put Options Written" in the amount of $ 146,512 as of March 31, 2009 and $ 144,650 as of December 31, 2008, respectively.

FORWARD PURCHASE-SALE WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electronico (MAE) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them.

The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of March 31, 2009, forward purchase and sale transactions totaled $ 3,549,693 and $ 2,774,219, respectively, while as of December 31, 2008 they totaled $ 3,273,652 and $ 2,648,749. Said transactions are recorded under Memorandum Accounts for the notional value traded.

Accrued balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

Apart from that, as of March 31, 2009, transactions for $ 190,010 (purchases) and $ 512,259 (sales) have been conducted directly with customers pursuant to the above-mentioned conditions; while as of December 31, 2008, $ 1,072 (purchases) and $ 343,046 (sales) were carried out.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivatives" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 18:  (Continued)

In addition to the above-mentioned paragraphs, Tarjetas Regionales S. A.'s subsidiaries carried out currency hedging transactions in relation to the principal payment of its foreign-currency denominated negotiable obligations. Notional values traded amount to $ 78,080, while assets for $ 12,780 were recorded for the balances pending settlement.

NOTE 19:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period:

                                                                                      03.31.09          12.31.08
                                                                                    -------------    -------------
ASSETS
 LOANS                                                                                 10,563,420       11,774,586
                                                                                    -------------    -------------
  - To the non-financial public sector                                                     61,504        1,373,642
  - To the financial sector                                                                29,471          148,115
    - Interbank loans (call money loans granted)                                           29,400           40,200
    - Other loans to local financial institutions                                              56           65,662
    - Accrued interest, adjustments and quotation differences receivable                       15           42,253
  - To the non-financial private sector and residents abroad                           11,104,688       10,779,630
    - Advances                                                                            819,843          594,365
    - Promissory notes                                                                  2,059,392        2,116,303
    - Mortgage loans                                                                    1,021,947        1,026,754
    - Pledge loans                                                                         79,640           80,991
    - Personal loans                                                                    1,302,784        1,217,645
    - Credit card loans                                                                 4,283,433        4,378,366
    - Other                                                                             1,378,852        1,217,984
    - Accrued interest and quotation differences receivable                               194,124          185,762
    - Documented interest                                                                 (35,223)         (38,468)
    - Unallocated collections                                                                (104)             (72)
  - Allowances                                                                           (632,243)        (526,801)
                                                                                    -------------    -------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                  3,913,616        4,123,770
                                                                                    -------------    -------------
  - Argentine Central Bank                                                                456,690          627,212
  - Amounts receivable for spot and forward sales to be settled                           129,739            4,031
  - Securities receivable under spot and forward purchases to be settled                1,028,553        1,314,589
  - Others not included in the debtor classification regulations                        1,853,715        1,744,102
  - Unlisted negotiable obligations                                                         5,870            4,951
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                            56,318           10,445
  - Others included in the debtor classification regulations                              389,678          422,839
  - Accrued interest receivable not included in the debtor classification                   3,521            3,286
     regulations
  - Accrued interest receivable included in the debtor classification regulations           2,967            4,567
  - Allowances                                                                            (13,435)         (12,252)

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 19:  (Continued)

                                                                                       03.31.09        12.31.08
                                                                                    -------------    -------------
LIABILITIES
  DEPOSITS                                                                             14,711,631      14,056,134
                                                                                    -------------    -------------
  - Non-financial public sector                                                         1,378,676       1,290,958
  - Financial sector                                                                      181,622         169,302
  - Non-financial private sector and residents abroad                                  13,151,333      12,595,874
    - Current Accounts                                                                  2,830,661       3,002,003
    - Savings Accounts                                                                  3,939,510       3,843,596
    - Time Deposits                                                                     6,069,410       5,411,178
    - Investment accounts                                                                      44             206
    - Other                                                                               242,956         261,927
    - Accrued interest and quotation differences payable                                   68,752          76,964
                                                                                    -------------    -------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                  5,985,894       6,739,452
                                                                                    -------------    -------------
  - Argentine Central Bank                                                                  2,802           1,682
    - Other                                                                                 2,802           1,682
  - Banks and international entities                                                      548,785         941,483
  - Unsubordinated negotiable obligations                                               1,771,443       1,886,138
  - Amounts payable for spot and forward purchases to be settled                          691,324       1,014,120
  - Securities to be delivered under spot and forward sales to be settled                 328,804         363,640
  - Loans from local financial institutions                                               226,666         248,550
    - Interbank loans (call money loans received)                                           6,000               -
    - Other loans from local financial institutions                                       218,724         245,630
    - Accrued interest payable                                                              1,942           2,920
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                            47,889           1,270
  - Other                                                                               2,312,623       2,207,308
  - Accrued interest and quotation differences payable                                     55,558          75,261
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                   1,060,091         986,969

NOTE 20:  TAX ISSUES

Banco de Galicia y Buenos Aires S.A.:
At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from Ciudad Autonoma de Buenos Aires, are in the process (in different degrees of completion) of conducting audits related to turnover tax corresponding to fiscal year 2002, mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations, the allowances deemed appropriate pursuant to the evolution of each proceeding have been set up since the final outcome of the foregoing cannot be foreseen.

Tarjetas Regionales S.A.:
At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Cordoba and the Municipalities of the cities of Mendoza and San Luis are in the process of conducting audits. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. The amount claimed for such reason, adjusted as of March 31, 2009, totals $ 32,165 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 20:  (Continued)

Therefore, both companies are taking the corresponding administrative and legal steps in order to solve such issues.

However, since the final outcome of the foregoing cannot be foreseen, the above-mentioned companies have set up the allowances deemed appropriate pursuant to the evolution of each proceeding.

NOTE 21:  SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of March 31, 2009 and 2008, by related business segment:

Primary segment: Business.

                        Financial
                        brokerage   Services     Total
                        ---------   --------   ---------
Income                    763,317    421,014   1,178,320
Expenses                 (384,708)  (103,656)   (482,353)
Result as of 03.31.09     378,609    317,358     695,967
Result as of 03.31.08     254,392    264,305     518,697


Secondary segment: Geographic.

                           City of     Rest of the
                        Buenos Aires     country     Foreign     Total
                        ------------   -----------   -------   ---------
Financial brokerage
Income                       463,185       289,486    10,646     763,317
Expenses                    (233,443)     (145,899)   (5,366)   (384,708)
Result as of 03.31.09        229,742       143,587     5,280     378,609
Result as of 03.31.08        165,606        86,775     2,011     254,392

                           City of     Rest of the
                        Buenos Aires     country     Foreign     Total
                        ------------   -----------   -------   ---------
Services
Income                       255,474       159,668     5,872     421,014
Expenses                     (62,899)      (39,311)   (1,446)   (103,656)
Result as of 03.31.09        192,575       120,357     4,426     317,358
Result as of 03.31.08        172,060        90,157     2,088     264,305

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                  03.31.09       12.31.08
                                                ------------   ------------
ASSETS
  GOVERNMENT AND CORPORATE SECURITIES              3,037,898      1,531,870
  LOANS                                           10,563,420     11,774,586
  OTHER RECEIVABLES RESULTING FROM FINANCIAL
   BROKERAGE                                       3,913,616      4,123,770
  ASSETS UNDER FINANCIAL LEASES                      427,729        445,237

                                                  03.31.09       12.31.08
                                                ------------   ------------
LIABILITIES
  DEPOSITS                                        14,711,631     14,056,134
  OTHER LIABILITIES RESULTING FROM FINANCIAL
   BROKERAGE                                       5,985,894      6,739,452
  SUBORDINATED NEGOTIABLE OBLIGATIONS              1,060,091        986,969

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 22:  STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                              03.31.09     12.31.08     03.31.08     12.31.07
                                                            ----------   ----------   ----------   ----------
Cash and due from banks                                      3,224,227    3,405,133    2,697,478    2,960,013
Securities issued by the Argentine Central Bank                124,560      520,239      124,049      273,920
Reverse repo  transactions  with the Argentine
 Central Bank                                                  313,959      359,444      144,478            -
Interbank loans (call money loans granted)                      29,400       40,200       35,000        2,906
Loans granted to prime  companies with maturity up to 7
days, used as liquidity reserve                                197,079       58,100      403,268      292,278
Overnight placements in banks abroad                           135,581      334,547      127,109      158,039
Other cash placements                                           94,563       77,720      109,381       79,051
                                                            ----------   ----------   ----------   ----------
Cash and cash equivalents                                    4,119,369    4,795,383    3,640,763    3,766,207
                                                            ==========   ==========   ==========   ==========

NOTE 23:  BANCO DE GALICIA Y BUENOS AIRES S.A.'S RISK MANAGEMENT POLICIES

Based on the best practices, Banco de Galicia y Buenos Aires S.A. establishes policies and procedures and allocates resources and responsibilities, which comprise several areas and hierarchical levels, for the identification, control, management and optimization of the different risks, with the purpose of consolidating a comprehensive risk management process and continuously improving it. Within the risk management framework, the Risk Management Committee ("C.A.R." as per its initials in Spanish) is the main corporate body to which Banco de Galicia y Buenos Aires S.A.'s Board of Directors delegates the comprehensive control of risk and the executive responsibility as regards the definition and application of the policies, procedures and controls for risk management.

The management of the different risks is decentralized in the Divisions that are directly responsible for each of them. The aim of the Risk Management Division is to guarantee Banco de Galicia y Buenos Aires S.A.'s Board of Directors that it is fully aware of the risks the Bank is exposed to, and it as well creates and proposes, together with the divisions in charge, the policies and procedures necessary to mitigate and control such risks. The divisions in charge must submit exceptions to the internal risk policies to the C.A.R., together with a compliance plan that must be approved by the Committee. The C.A.R. is made up of Directors and managers in charge of the Risk, Planning and Financial Control and Internal Audit divisions. The Committee holds meetings periodically. Its resolutions are summarized in writing.

Financial risks:
Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Liquidity:
Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities, face the potential investment opportunities and the demand for credit. For that purpose, it establishes a liquidity objective based on the behavior of its deposits during the 2001-2002 crisis, considered to be the "worst scenario". Two types of liquidity are defined: "operational" liquidity (to address the Bank's daily operations) and "additional" liquidity (excess liquidity available).

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23:  (Continued)

There is a minimum limit for "operational liquidity", which is equal to a percentage of certain short-term liabilities, and, for "additional liquidity", there exist minimum limits differentiated by currency that are equal to a percentage of the liquidity necessary to face the worst scenario in each case. At the same time, it is necessary to maintain a margin that would allow the Bank to face certain reductions in deposits without failing to comply with the cash reserves determined by the Argentine Central Bank.

This policy specifies which assets constitute liquidity. With the purpose of taking flows into consideration, gaps between the contractual maturities of consolidated financial assets and liabilities are as well analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated at all times during the first year. A contingency plan determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

Also, with the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

Currency risk:
As regards the risk inherent to the structure of assets and liabilities per currency, limits have been established, in terms of maximum positions authorized, for mismatches in pesos adjusted by CER and those in foreign currency that belong to Banco de Galicia y Buenos Aires S.A on a consolidated basis.

Interest rate risk:
Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a "base" scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the "base" scenario and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.'s Balance Sheet on a consolidated basis.

Market risk:
In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as "Value at Risk" (also known as "VaR") is used. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Maximum authorized losses in terms of positions in securities and in foreign currency are determined for a fiscal year.

Cross border risk
In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction's credit rating, the type of transaction and a maximum exposure per counterparty.

Credit risk:
Banco de Galicia y Buenos Aires S.A.'s credit granting and analysis system is applied in a centralized manner and is based on the concept of "opposition of interests", which is generated from the division between credit and commercial functions.

Apart from that, it includes credit control by borrower and monitoring of loans with problems and associated losses. That makes it possible to early detect situations that can entail any degree of portfolio deterioration and to appropriately safeguard the Bank's assets.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23:  (Continued)

The Credit Management Division defines credit risk policies and procedures, verifies the compliance thereof, assesses credit risk on a continuous basis and develops credit assessment models to be applied to risk products. This Division is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.

Banco de Galicia y Buenos Aires S.A. constantly monitors its loan portfolio through different indicators (of non performance, roll rates, etc.) as well as the classification thereof. The loan portfolio classification is in compliance with the Argentine Central Bank's regulations. In turn, the Bank is developing advanced statistical models the result of which is an internal rating that allows to order and analyze credit risk in terms of expected losses (with the ability to calculate the different components that constitute the formula which defines this rating), as well as adjust pricing and/or risk policies by customer groups/segments. As regards companies, these models are being implemented.

The granting of loans exceeding a certain amount and all loans to financial institutions (national and international) and related parties is decided by the Board of Directors' Credit Committee, made up of Directors and Banco de Galicia y Buenos Aires S.A.'s Credit Division Manager. The remaining loans are approved by the Retail Credit Department, the Credit Division Manager and officers of the Corporate Credit Department pursuant to credit limits previously granted.

The analysis of the requests of different credit products by consumers is performed automatically through credit scoring computer systems, as well as loan granting guidelines based on the customer's credit history, both in the system and in the Bank itself ("credit screening"). As regards companies, before approving a loan, Banco de Galicia y Buenos Aires S.A. conducts an assessment on the customer and its financial condition. For loans above certain amounts, an environmental impact analysis is conducted.

Furthermore, within the credit policies framework, Banco de Galicia y Buenos Aires S.A. has a Concentration by Sector Policy for the corporate banking division, aimed at mitigating the risk related to the concentration by economic activity.

Banco de Galicia y Buenos Aires S.A.'s Internal Audit is in charge of supervising the loan portfolio classification pursuant to the Argentine Central Bank's regulations.

Operational risk:
On July 30, 2008, Banco de Galicia y Buenos Aires S.A.'s Board of Directors approved the policy regarding operational risk management, pursuant to the guidelines established by the Bank in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communique "A" 4793 and Communique "A" 4854.

Nowadays, the Bank is carrying out the tasks necessary to comply with the schedule determined in such Communique for the complete implementation of the operational risk management system.

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco de Galicia y Buenos Aires S.A.'s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23:  (Continued)

The Risk Management Division, a functional area that reports to the Board of Directors, is responsible for the comprehensive management of the Bank's three different categories of risk: financial, credit and operational risk. The Bank has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco de Galicia y Buenos Aires S.A.'s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, what will allow the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

NOTE 24:  SITUATION OF THE FINANCIAL AND CAPITAL MARKETS

During the last months, the most important financial markets in the world have been affected by a significant decrease in the price of stock securities and debt securities, within a framework of high volatility of the listed price of securities as well, what led to a significant reduction of credit. This behavior shown by financial markets has started to affect real economy, what is evidenced by a decrease in the level of activity of the world's economy. Despite the measures taken by the most important countries, the future evolution of international markets is uncertain.

As regards Argentina, stock exchanges also showed significant decreases in the price of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates, a situation that continues at the date of these financial statements.

The subsidiaries' management divisions are constantly assessing and monitoring the above-described situation, with the purpose of adopting the measures necessary to mitigate the effects thereof. These financial statements shall be considered in the light of the above-described circumstances.

NOTE 25:  SUBSEQUENT EVENTS

The Shareholders' Meeting of Banco de Galicia y Buenos Aires S.A. held on April 28, 2009, resolved, according to the regulations in force, to allocate the Retained Earnings as of December 31, 2008 as follows:

     -   Legal reserve:                            $ 39,054
     -   To following Fiscal Year:                $ 159,964

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                  Balance Sheet
                   As of March 31, 2009 and December 31, 2008.
                     (figures stated in thousands of pesos)

                                                                03.31.09     12.31.08
                                                               ----------   ----------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 11)                              404          217
Investments (Notes 9 and 11 and Schedules C, D and G)               1,894       27,349
Other receivables (Notes 3, 9, and 11 and Schedule G)               4,460       22,158
                                                               ----------   ----------
Total Current Assets                                                6,758       49,724
                                                               ----------   ----------
NON-CURRENT ASSETS
Other receivables (Notes 3, 9, 11 and 13 and Schedule G)           51,821       48,105
Investments (Notes 9, 10 and 11 and Schedules B, C and G)       2,008,272    1,973,818
Fixed assets (Schedule A)                                           3,053        3,077
                                                               ----------   ----------
Total Non-Current Assets                                        2,063,146    2,025,000
                                                               ----------   ----------
Total Assets                                                    2,069,904    2,074,724
                                                               ==========   ==========
LIABILITIES
CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                              110,148      220,336
Salaries and social security contributions (Notes 5 and 9)            378          928
Tax liabilities (Notes 6, 9 and 13)                                 4,995        5,038
Other liabilities (Notes 7, 9 and 11 and Schedule G)                2,370        2,671
                                                               ----------   ----------
Total Current Liabilities                                         117,891      228,973
                                                               ----------   ----------
NON-CURRENT LIABILITIES
Tax liabilities (Notes 6, 9 and 13)                                28,284            -
Other liabilities (Notes 7 and 9 and Schedule G)                      506            6
                                                               ----------   ----------
Total Non-Current Liabilities                                      28,790            6
                                                               ----------   ----------
Total Liabilities                                                 146,681      228,979
                                                               ----------   ----------
SHAREHOLDERS' EQUITY (per related statement)                    1,923,223    1,845,745
                                                               ----------   ----------
Total Liabilities and Shareholders' Equity                      2,069,904    2,074,724
                                                               ==========   ==========

The accompanying notes 1 to 19 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                               Memorandum Accounts
                Quarterly Balance Sheet as of March 31, 2009 and
                     Balance Sheet as of December 31, 2008.
                     (figures stated in thousands of pesos)

                                                        03.31.09     12.31.08
                                                       ----------   ----------

Forward purchase of foreign currency without
 delivery of the underlying asset (Notes 11 and 15)       182,280      169,197
Forward sale of foreign currency without delivery
 of the underlying asset (Notes 11 and 15)                182,280            -

The accompanying notes 1 to 19 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Income Statement
            For the three-month period commenced January 1, 2009 and
              ended March 31, 2009, presented in comparative format
                with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                        03.31.09      03.31.08
                                                      ----------    ----------
Net income on investments in related institutions         27,038        44,554
Administrative expenses (Note 11 and Schedule H)          (6,649)       (3,519)
Financial income and by holding                          101,819        (5,486)
- Generated by assets                                      4,194         1,056
  Interest
    On special current account deposits (*)                    -             2
    Mutual funds                                              28            18
    On time deposits (*)                                       7           115
    On promissory notes receivable (*)                        42            53
  Result on negotiable obligations (*)                         4            13
  Foreign exchange gain                                    4,113           855
- Generated by liabilities                                97,625        (6,542)
  Interest
    On loans                                              (1,110)       (4,956)
    Other                                                   (338)            -
  Foreign exchange gain/ (loss)                           13,523        (1,586)
  Income on loan repayment (Note 18)                      85,550             -
Other income and expenses (*) - Income                        44           607
                                                      ----------    ----------
Net Income before income tax                             122,252        36,156
Income tax (Note 13)                                     (30,353)            -
                                                      ----------    ----------
Net Income for the period                                 91,899        36,156
                                                      ==========    ==========

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 11.

The accompanying notes 1 to 19 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                    Statement of Changes in the Shareholders' Equity
            For the three-month period commenced January 1, 2009 and
              ended March 31, 2009, presented in comparative format
                with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                            Shareholders' contributions                              Retained earnings
                                     (Note 8)                                        (Notes 12 and 18)
                ---------------------------------------------------  ------------------------------------------------
                                            Premium for                                        Valuation
                                           negotiation                                         difference                  Total
                                Capital    of shares in                Legal   Discretionary  from hedging  Retained   shareholder's
Item            Capital Stock  adjustment  own portfolio    Total     reserve     reserve      derivatives  earnigns     equity
--------------  -------------  ----------  -------------  ---------  --------  -------------  ------------  ---------  -------------
Balances as
 of 12.31.07        1,241,407     278,131            606  1,520,144   34,855          53,469             -    46,037       1,654,505
 Income for
 the period                 -           -              -         -         -               -             -    36,156          36,156
Balances as
 of 03.31.08        1,241,407     278,131            606  1,520,144   34,855          53,469             -    82,193       1,690,661

Balances as
 of 12.31.08        1,241,407     278,131            606  1,520,144   37,157          97,204        14,421   176,819       1,845,745
 Release   of
 reserve
 funds
 (Note 15)                  -           -              -          -        -               -       (14,421)        -        (14,421)
Income for
 the period                 -           -              -          -        -               -             -    91,899          91,899
Balances as
 of 03.31.09        1,241,407     278,131            606  1,520,144   37,157          97,204             -   268.718       1,923,223

The accompanying notes 1 to 19 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                             Statement of Cash Flows
            For the three-month period commenced January 1, 2009 and
              ended March 31, 2009, presented in comparative format
                with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                        03.31.09      03.31.08
                                                       ----------   -----------
CHANGES IN CASH (Note 1.j)
Cash at beginning of fiscal year                           27,562        26,406
Cash at period-end                                          2,290        26,000
                                                       ----------   -----------
Net decrease in cash                                      (25,272)         (406)
                                                       ==========   ===========
REASONS FOR CHANGES IN CASH
Operating activities
Collections for services                                      142           653
Payments to suppliers of goods and services                (3,890)       (1,534)
Personnel salaries and social security contributions       (1,338)         (830)
Income tax payments and prepayments                             -           (71)
Payment of other taxes                                     (2,192)         (333)
                                                       ----------   -----------
Net cash flow used in operating activities                 (7,278)       (2,115)
                                                       ----------   -----------
Investment activities
Payments for purchases of fixed assets                          -            (3)
Collection of other interest                                1,006         1,296
Collections for investments liquidation                    13,073           416
                                                       ----------   -----------
Net cash flow generated by investment activities           14,079         1,709
                                                       ----------   -----------
Financing activities
Loans received                                            103,000             -
Interests paid                                               (100)            -
Payment of loans received                                (134,973)            -
                                                       ----------   -----------
Net cash flow used in financing activities                (32,073)            -
                                                       ----------   -----------
Net decrease in cash                                      (25,272)         (406)
                                                       ==========   ===========

The accompanying notes 1 to 19 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                        Notes to the Financial Statements
            For the three-month period commenced January 1, 2009 and
             ended March 31, 2009, presented in comparative format.
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No. 93/05, which adopts Technical Pronouncements 6 to 22 issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A's C.D. 93/05 with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Pronouncement No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiary Banco de Galicia y Buenos Aires S.A.

The preparation of financial statements at a given date requires the Company's management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future results may differ from estimates and assessments made at the date these financial statements were prepared.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (INDEC).

Certain figures in the financial statements for the year ended December 31, 2008 and the period ended March 31, 2008 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   (Continued)

a. Assets and liabilities in domestic currency
Monetary assets and liabilities which include, where applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

b. Assets and liabilities in foreign currency (US dollars)
Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina's buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/year. Interests receivable or payable have been accrued, where applicable.

c. Investments
c.1. Current
Time and special current account deposits, as well as foreign mutual fund units, have been valued at their face value plus accrued interest at the end of each period/fiscal year.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

Government securities from abroad are valued at their closing price at period/fiscal year-end.

Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at each period/fiscal year-end.

c.2. Non-Current
Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at each period/fiscal year-end.

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of March 31, 2009 and December 31, 2008, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are recognized using the equity method as of March 31, 2009 and December 31, 2008, where applicable.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated December 31, 2008 and September 30, 2008, and considering the significant changes occurred from such dates to the closing date of the corresponding financial statements.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (S.S.N.), without recognizing the effect of inflation for January and February, 2003. This criterion is not in accordance with Argentine GAAP in force. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:
- Assets and liabilities were converted at the buying exchange rate established by Banco de la Nacion Argentina in force at the closing of operations on the last working day of the period/fiscal year.
- Capital and capital contributions have been computed for the amounts actually disbursed.
- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.
- Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   (Continued)

d. Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under "Investments", has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

e. Fixed assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/year-end.

f. Financial debt
Financial debts have been valued pursuant to the amount of money received plus interest accrued as of period/ fiscal year-end.

As of December 31, 2008, financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nacion Argentina as of such date.

g. Income tax and minimum presumed income tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements).

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year shall be determined by the higher of the two taxes.

It is worth noting that, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

Based on the foregoing, as of March 31, 2009, the Company records credit for $ 869.

h. Derivatives
As of March 31, 2009 and December 31, 2008, derivatives have been valued at their estimated current value at those dates.

Differences originated from the application of measurement criteria, corresponding to derivatives in the form of hedge instruments effective to cover cash flow risks, have been recognized in shareholders' equity under "Valuation difference from hedging derivatives". These balances are reclassified to results for the period in which the covered item affects such results.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:   (Continued)

i. Shareholders' Equity
i.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the period in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

i.2. Income and expense accounts
The results for each period are presented in the period in which they accrue.

j. Statement of Cash Flows
"Cash and due from banks" and investments held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                       03.31.09     12.31.08
                                      ----------   ----------
Cash and Due from Banks (Note 2)             404          217
Investments (Schedule C and D)             1,886       27,345
                                      ----------   ----------
Total                                      2,290       27,562
                                      ==========   ==========

NOTE 2:   CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

                                       03.31.09     12.31.08
                                      ----------   ----------
Cash                                          10           10
Due from banks - Current Accounts
 (Note 11)                                   394          207
                                      ----------   ----------
Total                                        404          217
                                      ==========   ==========


NOTE 3:   OTHER RECEIVABLES

The breakdown of this caption was the following:

                                       03.31.09     12.31.08
                                      ----------   ----------
Current
Tax Credit                                 1,010        2,025
Promissory notes receivable
 (Note 11 and Schedule G)                  2,459        3,524
Sundry debtors (Note 11)                     776          768
Prepaid expenses                               1            2
Balance of futures contracts to be
 settled (Note 15)                             -       15,827
Other                                        214           12
                                      ----------   ----------
Total                                      4,460       22,158
                                      ==========   ==========

                                       03.31.09     12.31.08
                                      ----------   ----------
Non-Current
Tax Credit - Mandatory savings                 5            5
Tax credit - VAT                              77            -
Tax credit - Income tax (Note 13)          1,093        2,253
Promissory notes receivable
 (Note 11 and Schedule G)                 48,374       43,740
Sundry Debtors (Note 11 and
 Schedule G)                               2,272        2,107
                                      ----------   ----------
Total                                     51,821       48,105
                                      ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 4:   LOANS

The breakdown of this caption was the following:

                                       03.31.09    12.31.08
                                      ----------   ----------
Current
From financial institution from
 abroad (Schedule G)                           -      220,336
From local private-sector financial
 institutions                              6,278            -
From the local private-sector
 (Note 11)                               103,870            -
                                      ----------   ----------
Total                                    110,148      220,336
                                      ==========   ==========

NOTE 5:   SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                                             03.31.09    12.31.08
                                            ----------  ----------
Current
Argentine Integrated Social Security System         43          66
Other                                                2           3
Provision for annual legal bonus
 (S.A.C) and social security contributions          45           -
Provision for bonuses                               54         216
Provision for retirement insurance                 138         583
Provision for Directors' and Syndics' fees          96          60
                                            ----------  ----------
Total                                              378         928
                                            ==========  ==========

NOTE 6:   TAX LIABILITIES

The breakdown of this caption was the following:

                                             03.31.09    12.31.08
                                            ----------  ----------
Current
Income tax - withholdings to be deposited           43          54
Provision for turnover tax (net)                    17          49
Provision for tax on personal assets -
 substitute taxpayer                             4,066       4,066
Provision for minimum presumed income tax          869         869
                                            ----------  ----------
Total                                            4,995       5,038
                                            ==========  ==========

                                             03.31.09    12.31.08
                                            ----------  ----------
Non-Current
Provision for tax on personal assets -
 substitute taxpayer                             1,141           -
Provision for Income tax (net)                  27,143           -
                                            ----------  ----------
Total                                           28,284           -
                                            ==========  ==========

NOTE 7:   OTHER LIABILITIES

The breakdown of this caption was the following:

                                             03.31.09    12.31.08
                                            ----------  ----------
Current
Sundry creditors (Schedule G)                       37           4
Provision for expenses (Note 11 and
 Schedule G)                                     2,330       2,664
Directors' qualification bonds                       3           3
                                            ----------  ----------
Total                                            2,370       2,671
                                            ==========  ==========

                                             03.31.09    12.31.08
                                            ----------  ----------
Non-Current
Directors' qualification bonds                       6           6
Provision for expenses (Note 11 and
 Schedule G)                                       500           -
                                            ----------  ----------
Total                                              506           6
                                            ==========  ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 8:   CAPITAL STATUS

As of March 31, 2009, capital status was as follows:

                                                                                        Date of
                                               Restated at        Approved by        registration
Capital stock issued, subscribed,                constant   -----------------------    with the
     paid in and recorded          Face value    currency      Entity        Date       I.G.J.
---------------------------------  ----------  -----------  -------------  --------  ------------
Balance as of 12.31.03              1,092,407    2,407,080  Shareholders'  05.16.00    08.09.00
                                                               Meeting     07.24.00
                                                              Board of       and
                                                             Directors     07.26.00
Capital increase                      149,000      149,000  Shareholders'  01.02.04    06.08.04
                                                               Meeting     04.23.04
                                                               Board of       and
                                                             Directors     05.13.04
Balance as of 12.31.04              1,241,407    2,556,080        -             -          -
Absorption of retained earnings             -   (1,036,542) Shareholders'   28.04.05       -
                                                               Meeting
Balance as of 12.31.05              1,241,407    1,519,538        -            -           -
Shares in own portfolio                (1,614)      (1,976)       -            -           -
Sale of shares in own portfolio         1,614        1,976        -            -           -
Balances as of 12.31.06             1,241,407    1,519,538        -            -           -
Balances as of 12.31.07             1,241,407    1,519,538        -            -           -
Balances as of 12.31.08             1,241,407    1,519,538        -            -           -
Balances as of 03.31.09             1,241,407    1,519,538        -            -           -

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of March 31, 2009, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

                                                               Salaries and
                                       Other                  social security                      Other
                       Investments  receivables     Loans      contributions   Tax Liabilities   liabilities
                       -----------  -----------  -----------  ---------------  ---------------  ------------
1st. Quarter                 1,894        4,180            -              378            4,995           550
2nd. Quarter                     -          280      110,148                -                -         1,820
3rd. Quarter                     -            -            -                -                -             -
4th. Quarter                     -            -            -                -                -             -
After one year              11,424       49,549            -                -           28,284           506
                       -----------  -----------  -----------  ---------------  ---------------  ------------
Subtotal falling due        13,318       54,009      110,148              378           33,279         2,876
No set due date          1,996,848        2,272            -                -                -             -
Past due                         -            -            -                -                -             -
                       -----------  -----------  -----------  ---------------  ---------------  ------------
Total                    2,010,166       56,281      110,148              378           33,279         2,876
                       ===========  ===========  ===========  ===============  ===============  ============
Non-interest bearing     2,007,505        5,448            -              378           33,279         2,876
At variable rate             1,052       50,833      110,148                -                -             -
At fixed rate                1,609            -            -                -                -             -
                       -----------  -----------  -----------  ---------------  ---------------  ------------
Total                    2,010,166       56,281      110,148              378           33,279         2,876
                       ===========  ===========  ===========  ===============  ===============  ============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 10:  EQUITY INVESTMENTS

The breakdown of equity investments was the following:

                                                As of March 31, 2009
--------------------------------------------------------------------------------------------------------------------
             Issuing company                                Shares                         Percentage held in
----------------------------------------   -----------------------------------   -----------------------------------
                                                 Class             Number          Total Capital     Possible votes
                                           ----------------   ----------------   ----------------   ----------------
Banco de Galicia y Buenos Aires S.A.        Ord. Class "A"                 101
                                            Ord. Class "B"         532,293,758
                                                Total              532,293,859          94.659191          94.659195
Net Investment S.A.                            Ordinary                 10,500          87.500000          87.500000
Sudamericana Holding S.A.                      Ordinary                162,447          87.500337          87.500337
Galicia Warrants S.A.                          Ordinary                175,000          87.500000          87.500000

                                                As of March 31, 2009
--------------------------------------------------------------------------------------------------------------------
             Issuing company                                Shares                         Percentage held in
----------------------------------------   -----------------------------------   -----------------------------------
                                                 Class             Number          Total Capital     Possible votes
                                           ----------------   ----------------   ----------------   ----------------
GV Mandataria de Valores S.A.                  Ordinary                 10,800          90.000000          90.000000
Galval Agente de Valores S.A.                  Ordinary             16,874,250         100.000000         100.000000

                                                As of December 31, 2008
--------------------------------------------------------------------------------------------------------------------
             Issuing company                                Shares                         Percentage held in
----------------------------------------   -----------------------------------   -----------------------------------
                                                 Class             Number          Total Capital     Possible votes
                                           ----------------   ----------------   ----------------   ----------------
Banco de Galicia y Buenos Aires S.A.        Ord. Class "A"                 101
                                            Ord. Class "B"         532,293,758
                                                Total              532,293,859          94.659191          94.659195
Net Investment S.A.                            Ordinary                 10,500          87.500000          87.500000
Sudamericana Holding S.A.                      Ordinary                162,447          87.500337          87.500337
Galicia Warrants S.A.                          Ordinary                175,000          87.500000          87.500000
GV Mandataria de Valores S.A.                  Ordinary                 10,800          90.000000          90.000000
Galval Agente de Valores S.A.                  Ordinary             16,874,250         100.000000         100.000000

The financial condition and results of controlled companies were the following:

                                                As of March 31, 2009 (*)
--------------------------------------------------------------------------------------------------------------------
                                                                                   Shareholders'
             Issuing company                     Assets          Liabilities          equity           Net income
----------------------------------------   ----------------   ----------------   ----------------   ----------------
Banco de Galicia y Buenos Aires S.A.             24,518,601         22,533,820          1,984,781             30,107
Net Investment S.A.                                     652                638                 14               (325)
Galicia Warrants S.A.                                17,646             11,199              6,447               (540)
Galval Agente de Valores S.A.                         1,603                966                637               (946)
GV Mandataria de Valores S.A.                           862                836                 26                 (4)
Sudamericana Holding S.A. (**)                       68,826                347             68,479             10,907

----------
(*) See Note 1.c.2.
(**) Financial condition and results as of 12.31.08.

                  Financial condition as of December 31, 2008 and results as of March 31, 2008 (*)
--------------------------------------------------------------------------------------------------------------------
                                                                                   Shareholders'
             Issuing company                     Assets          Liabilities          equity           Net income
----------------------------------------   ----------------   ----------------   ----------------   ----------------
Banco de Galicia y Buenos Aires S.A.             24,439,812         22,485,146          1,954,666             38,665
Net Investment S.A.                                     579                537                 42               (106)
Galicia Warrants S.A.                                19,471             12,485              6,986                (44)
Galval Agente de Valores S.A.                         1,726                143              1,583                 27
GV Mandataria de Valores S.A.                           776                746                 30                  -
Sudamericana Holding S.A. (**)                       77,462                395             77,067              9,228

----------
(*) See Note 1.c.2.
(**) Financial condition and results as of 09.30.08.

NOTE 11:  SECTION 33 OF LAW 19,550 GOVERNING COMMERCIAL COMPANIES

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

Banco de Galicia y Buenos Aires S.A.


                                                                       03.31.09     12.31.08
                                                                      ----------   ----------
Assets
Cash and due from banks - current accounts (Note 2)                          389          202
Investments - time deposits (Schedule D)                                       -       11,838
Other receivables - promissory notes receivable
 (Note 3 and Schedule G)                                                  50,833       47,264
Balance of futures contracts to be settled (Note 15)                           -       15,827
                                                                      ----------   ----------
Total                                                                     51,222       75,131
                                                                      ==========   ==========


                                                                       03.31.09     12.31.08
                                                                      ----------   ----------
Liabilities
Other liabilities - provision for expenses (Note 7)                          357          279
                                                                      ----------   ----------
Total                                                                        357          279
                                                                      ==========   ==========


                                                                       03.31.09     12.31.08
                                                                      ----------   ----------
Memorandum Accounts
Forward purchase of foreign currency without delivery of
 the underlying asset (Note 15)                                          182,280      169,197
Forward sale of foreign currency without delivery of the
  underlying asset (Note 15)                                             182,280            -


                                                                       03.31.09     03.31.08
                                                                      ----------   ----------
Income
Financial income - interest on special current accounts                        1            -
Financial income - interest on time deposits                                 120          282
Financial income - interest on promissory notes receivable                   797          997
Other income and expenses - fixed assets under lease                         104          104
                                                                      ----------   ----------
Total                                                                      1,022        1,383
                                                                      ==========   ==========


                                                                       03.31.09     03.31.08
                                                                      ----------   ----------
Expenses
Administrative expenses (Schedule H)
  Trademark leasing                                                          280          263
  Bank expenses                                                                2            1
  General expenses                                                           114           47
                                                                      ----------   ----------
Total                                                                        396          311
                                                                      ==========   ==========

Banco Galicia Uruguay S.A.


                                                                       03.31.09     12.31.08
                                                                      ----------   ----------
Assets
Investments - negotiable obligations (Schedules C and G)                     775          715
Other receivables - sundry debtors (Note 3 and Schedule G)                 2,272        2,107
                                                                      ----------   ----------
Total                                                                      3,047        2,822
                                                                      ==========   ==========


                                                                       03.31.09     03.31.08
                                                                      ----------   ----------
Income
Financial income - interest on negotiable obligations                          4           13
                                                                      ----------   ----------
Total                                                                          4           13
                                                                      ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11:  (Continued)

Galval Agente de Valores S.A.


                                                                       03.31.09     12.31.08
                                                                      ----------   ----------
Liabilities
Other liabilities - provision for expenses (Note 7 and Schedule G)            18           16
                                                                      ----------   ----------
Total                                                                         18           16
                                                                      ==========   ==========


                                                                       03.31.09     03.31.08
                                                                      ----------   ----------
Expenses
Administrative expenses (Schedule H)
 General expenses                                                             18           16
                                                                      ----------   ----------
Total                                                                         18           16
                                                                      ==========   ==========

Galicia Seguros S.A.

                                                                       03.31.09     03.31.08
                                                                      ----------   ----------
Income
Other income and expenses - fixed assets under lease                          37           37
                                                                      ----------   ----------
Total                                                                         37           37
                                                                      ==========   ==========

Net Investment S.A.


                                                                       03.31.09     12.31.08
                                                                      ----------   ----------
Assets
Other receivables - sundry creditors (Note 3)                                201          201
                                                                      ----------   ----------
Total                                                                        201          201
                                                                      ==========   ==========

GV Mandataria de Valores S.A.


                                                                       03.31.09     12.31.08
                                                                      ----------   ----------
Assets
Other receivables - sundry creditors Note 3)                                 567          567
                                                                      ----------   ----------
Total                                                                        567          567
                                                                      ==========   ==========

Sudamericana Holding S.A.


                                                                       03.31.09     12.31.08
                                                                      ----------   ----------
Liabilities
Loans - From the domestic private-sector (Note 4)                        103,870            -
                                                                      ----------   ----------
Total                                                                    103,870            -
                                                                      ==========   ==========


                                                                       03.31.09     03.31.08
                                                                      ----------   ----------
Expenses
Financial income(loss) and by holding - Generated by liabilities
 Interest - On loans                                                       6,870            -
                                                                      ----------   ----------
Total                                                                      6,870            -
                                                                      ==========   ==========

NOTE 12:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Law Governing Commercial Companies, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 13:  INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets                            Losses         Investments         Total
                              --------------   --------------   --------------
Balances as of 12.31.07                    -                8                8
Charge to income                       1,271              815            2,086
Other                                      -              166              166
                              --------------   --------------   --------------
Balances as of 12.31.08                1,271              989            2,260
Charge to income                      (1,271)             110           (1,161)
                              --------------   --------------   --------------
Balances as of 03.31.09                    -            1,099            1,099
                              ==============   ==============   ==============

Liabilities                                     Fixed assets        Total
                                               --------------   --------------
Balances as of 12.31.07                                     6                6
Charge to income                                            1                1
Balances as of 12.31.08                                     7                7
Charge to income                                           (1)              (1)
                                               --------------   --------------
Balances as of 03.31.09                                     6                6
                                               ==============   ==============

As the above-mentioned information shows, as of March 31, 2009 and December 31, 2008 the Company's deferred tax assets amounted to $ 1,093 and $ 2,253 respectively.

Accumulated tax losses pending being used as of December 31, 2008 amount approximately to $ 3,630 and can be compensated with future fiscal-year taxable income, as follows:

Argentine source tax loss         Issuance year       Amount           Year due      Deferred tax assets
------------------------------   --------------   --------------   --------------   --------------------
Rest                                  2008                 3,630        2013                       1,271

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 322 and $ 323, as of March 31, 2009 and December 31, 2008, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 42 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                         03.31.09     03.31.08
                                                        ----------   ----------
Income before income tax                                   122,252       36,156
Income tax rate in force                                        35%          35%
                                                        ----------   ----------
Result for the period at the tax rate                       42,788       12,655
Permanent differences at the tax rate
  Increase in income tax
    - Expenses not included in tax return                    3,683          234
    - Other causes                                             151        2,002
  Decrease in income tax
    - Expenses included in tax return                            -          (10)
    - Results on investments in related institutions       (12,045)     (15,356)
    - Other causes                                          (4,224)        (340)
    - Regularization of deferred tax assets                      -          815
                                                        ----------   ----------
Total income tax charge recorded - (loss)                   30,353            -
                                                        ==========   ==========

NOTE 13:  (Continued)

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                               03.31.09     03.31.08
                                              ----------   ----------
Total income tax charge recorded - (loss)         30,353            -
Temporary differences
   Decrease in assets due to deferred tax         (1,161)           -
   Liabilities decrease due to deferred tax            1            -
                                              ----------   ----------
Total tax determined for tax purposes             29,193            -
                                              ==========   ==========

Breakdown of net income tax provision:

                                               03.31.09     12.31.08
                                              ----------   ----------
Total tax determined for tax purposes             29,193            -
Tax Credit                                        (2,050)           -
                                              ----------   ----------
Income tax provision (net)                        27,143            -
                                              ==========   ==========

NOTE 14:  EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of March 31, 2009 and 2008:

                                               03.31.09     03.31.08
                                              ----------   ----------
Income for the period                             91,899       36,156
Outstanding ordinary shares weighted
 average                                       1,241,407    1,241,407
Diluted ordinary shares weighted average       1,241,407    1,241,407
Earning per ordinary share
 - Basic                                          0.0740       0.0291
 - Diluted                                        0.0740       0.0291

NOTE 15:  DERIVATIVES

On October 14, 2008, a forward foreign currency hedge contract was entered into, aimed at covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

As mentioned in the paragraph above, since the Company's purpose when entering into this contract was to reduce its exposure to US Dollar fluctuations and denominate its future commitments in Pesos, and the main terms of the contract (amount and due date) are similar to those of the financial debt, the contract has been considered a hedging instrument effective to cover cash flow risks related to the item being covered (financial debts).

As of December 31, 2008, changes in the market value of this derivative have been charged to Shareholders' Equity, under "Valuation difference from hedging derivatives", and shall be recorded as results when the covered item affects such results.

On January 6, 2009, due to the payment of the financial debts in foreign currency, which are covered by the derivative, a sales contract under similar terms was entered into in order to offset the effects of the above-mentioned forward purchase agreement.

Therefore, the reversal of the aforementioned valuation difference was carried out on that date.

The Company has not entered into contracts regarding derivatives for speculative purposes.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16:  SITUATION OF THE FINANCIAL AND CAPITAL MARKETS

During the last months, the most important financial markets in the world have been affected by a significant decrease in the price of stock securities and debt securities, within a framework of high volatility of the listed price of securities as well, what led to a significant reduction of credit. This behavior shown by financial markets has started to affect real economy, what is evidenced by a decrease in the level of activity of the world's economy. Despite the measures taken by the most important countries, the future evolution of international markets is uncertain.

As regards Argentina, stock exchanges also showed significant decreases in the price of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates, a situation that continues at the date of these financial statements.

The Company's Management is constantly assessing and monitoring the above-described situation, with the purpose of adopting the measures necessary to mitigate the effects thereof. These financial statements shall be considered in the light of the above-described circumstances.

NOTE 17:  GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders' Meeting approved the creation of a Global Program for the Issuance of simple Negotiable Obligations, not convertible into shares. Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million US Dollars) or the equivalent thereof in another currency.

The maximum term of the Program shall be five years as of the date the Program is authorized by the National Securities Commission, or for any longer term authorized pursuant to regulations in force.

Apart from that, the Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program's total amount, and with the possibility that the maturity dates of the different classes and/or series issued occur after the Program's expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the National Securities Commission, among other characteristics thereof.

Furthermore, it has been approved that the proceeds from the Negotiable Obligations issued under the Program be used, in compliance with the Negotiable Obligations Law and as determined at the time of issuance of each class and/or series, for one or more of the following intended purposes: (i) investments in physical assets located in Argentina; (ii) investments in working capital in Argentina; (iii) refinancing of liabilities; or (iv) payment of capital contributions in controlled or affiliated companies, as long as the latter use the funds from such contributions as provided for in items (i), (ii) and/or
(iii) above.

By means of Resolution No. 16,113 dated April 29, 2009, the National Securities Commission decided to authorize, with certain conditions, the creation of a Global Program for the Issuance of simple Negotiable Obligations, non-convertible into shares, for a maximum face amount outstanding at any time during the life of the Program that cannot exceed US$ 60,000 or its equivalent in any other currency. On May 8, 2009, together with the release of such conditions, the National Securities Commission approved the Price Supplement of the Negotiable Obligations Class I, for a face value of US$ 45,000.

NOTE 18:  SIGNIFICANT EVENTS FOR THE PERIOD. REPAYMENT OF FINANCIAL DEBTS

On January 7, 2009, the loan for US$ 62,000, which matures on July 25, 2009, was repaid in advance through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 18:  (Continued)

Due to the aforementioned transaction, Grupo Financiero Galicia S.A. recorded non-recurring extraordinary income for $ 85,550, which arises from considering the original amount of the loan for US$ 62,000, plus interests that, as of January 6, 2009 amounted to US$ 1,883 and were waived, less the amount of US$ 39,100 for the repayment in full of the debt.

NOTE 19:  SUBSEQUENT EVENTS

The Shareholders' Meeting held on April 28, 2009, resolved, pursuant to the rules and regulations in force, to distribute the Retained Earnings as of December 31, 2008, as follows:

     - Legal reserve:                               $ 8,841
     - Discretionary Reserve:                     $ 167,978

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Fixed assets and investments in assets of a similar nature
                For the three-month period ended March 31, 2009,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule A

                                                                                                                             Net
                                                                              Amortizations                                 book
                                                          ---------------------------------------------------             value for
                     At                      Balance at    Accumulated at    For the period     Accumulated       Net      previous
                  beginning                    fiscal       beginning of    -----------------  at the close      book       fiscal
 Main account      of year     Increases      year end         year          Rate %   Amount      of year        value       year
---------------  -----------  ------------  ------------  ---------------- --------  --------  --------------  ---------  ---------
Real estate            3,446             -         3,446               441        2        16             457      2,989      3,005
Furniture and
facilities               220             -           220               211       20         1             212          8          9
Machines and
equipment                413             -           413               383       20         5             388         25         30
Hardware                 267             -           267               234       20         2             236         31         33
Totals as of
03.31.09               4,346             -         4,346             1,269                 24           1,293      3,053          -
Totals as of
12.31.08               4,322            24         4,346             1,170                 99           1,269          -      3,077

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                     Goodwill
                For the three-month period ended March 31, 2009,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule B

                                                                      Amortizations
                                                ---------------------------------------------------------                Net book
                             At       Balance    Accumulated               For the period    Accumulated                value for
                         beginning   at fiscal  at beginning      With     ---------------   at the close   Net book     previous
     Main account         of year    year end      of year      drawals    Rate %   Amount      of year       value    fiscal year
----------------------   ---------   --------   ------------   ---------   ------   ------   ------------   --------   ------------
Goodwill (Schedule C)       12,788     12,788          1,812           -       10      319          2,131     10,657        10,976
Totals as of 03.31.09       12,788     12,788          1,812           -               319          2,131     10,657             -
Totals as of 12.31.08       12,788     12,788            533           -             1,279          1,812          -        10,976

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and other negotiable securities
                               Equity investments
                For the three-month period ended March 31, 2009,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule C

       Issuance and                                                                          Equity      Recorded      Recorded
 characteristics of the                     Face                 Acquisition     Market      method    value as of   value as of
        securities              Class      value      Number         cost        price       value       03.31.09      12.31.08
-------------------------   ------------   -----   -----------   -----------   ---------   --------    -----------   -----------
Current investments (*)
Government securities
 from abroad (Note 9 and
 Schedule G)                                                             172           -           -             -           191
Negotiable obligations
 (Notes 9 and 11 and
 Schedule G)                                                               -           -           -             8             4
                                                                 -----------   ---------   ---------   -----------   -----------
Total                                                                    172           -           -             8           195
                                                                 ===========   =========   =========   ===========   ===========
Non-current investments
Corporations. Section 33
 of Law No.19,550:
Controlled Companies
 (Notes 9 and 10):
Banco de Galicia y Buenos   Class "A"
Aires S.A.                  ordinary       0.001           101
                            Class "B"
                            ordinary       0.001   532,293,758
                                                   532,293,859     3,027,406   1,155,078   1,930,500     1,930,500     1,898,232
                            Goodwill
                            (Schedule B)                              12,788           -           -        10,657        10,976
Galicia Warrants S.A.       Ordinary       0.001       175,000        11,829           -       5,651         5,651         6,123
Galval Agente de Valores
 S.A.                       Ordinary       0.001    16,874,250         1,867           -         637           637         1,583
Net Investment S.A.         Ordinary       0.001        10,500        22,484           -          49            49            39
Sudamericana Holding S.A.   Ordinary       0.001       162,447        42,918           -      59,988        59,988        56,127
GV Mandataria de Valores
 S.A.                       Ordinary       0.001        10,800            11           -          23            23            27
                                                                 -----------   ---------   ---------   -----------   -----------
Subtotal                                                           3,119,303   1,155,078   1,996,848     2,007,505     1,973,107
                                                                 -----------   ---------   ---------   -----------   -----------
Other (*)
Negotiable obligations
(Notes 9 and 11 and
Schedule G)                                                              639           -           -           767        711
                                                                 -----------   ---------   ---------   -----------   -----------
Subtotal                                                                 639           -           -           767        711
                                                                 -----------   ---------   ---------   -----------   -----------
Total                                                              3,119,942   1,155,078   1,996,848     2,008,272     1,973,818
                                                                 ===========   =========   =========   ===========   ===========

----------
(*) Include accrued interest, if applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and other negotiable securities
                         Equity investments (continued)
                For the three-month period ended March 31, 2009,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                          Schedule C (continued)

                                                           INFORMATION ON THE ISSUING COMPANIES
                               --------------------------------------------------------------------------------------------
                                                          Latest financial statements (Note 10)
                               --------------------------------------------------------------------------------------------
                                 Principal                                                                  Percentge of
Issuance and characteristics      line of                                                Shareholders'   equity held in the
      of the securities           business       Date     Capital Stock   Net income         Equity         capital stock
----------------------------   -------------   --------   -------------   ----------     -------------   ------------------
Non-current investments
Corporations. Section 33
 of Law No.19,550:
Controlled Companies
 (Notes 9 and 10):
Banco de Galicia y Buenos      Financial       03.31.09         562,327       30,107(1)      1,984,781             94.659191
 Aires S.A.                    Activities
Galicia Warrants S.A.          Issuance of
                               deposit
                               certificates    03.31.09             200         (540)(1)         6.447             87.500000
                               and warrants
Galval Agente de Valores S.A.  Custody of      03.31.09           1,978(2)      (946)(1)           637            100.000000
                               Securities
Net Investment S.A.            Financial
                               and
                               Investment      03.31.09              12         (325)(1)            14             87.500000
                               Activities
Sudamericana Holding S.A.      Financial
                               and
                               Investment      12.31.08             186       10,907(3)         68,479             87.500337
                               Activities
GV Mandataria de Valores S.A.  Agent           03.31.09              12           (4)(1)            26             90.000000

----------
(1) For the three-month period ended 03.31.09.
(2) Equivalent to 16,874 thousand Uruguayan pesos.
(3) For the six-month period ended 12.31.08.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Other Investments
                For the three-month period ended March 31, 2009,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule D

                                                 Value recorded   Value recorded
       Main account and characteristics           at 03.31.09      at 12.31.08
----------------------------------------------   --------------   --------------
Current investments (*)
Deposits in special current accounts
 (Notes 9 and 11 and Schedule G)                            834           15,169
Mutual Funds (Note 9 and Schedule G)                      1,052              147
Time deposits (Notes 9 and 11 and Schedule G)                 -           11,838
                                                 --------------   --------------
Total                                                     1,886           27,154
                                                 ==============   ==============

----------
(*) Include accrued interest, if applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                     Foreign Currency Assets and Liabilities
                For the three-month period ended March 31, 2009,
                        presented in comparative format.
      (figures stated in thousands of pesos and thousands of U. S. dollars)

                                                                      Schedule G

                                                                          Amount in                          Amount in
                                                                          Argentina                          Argentine
                                        Amount and type of    Exchange   currency as   Amount and type of   currency as
              Capions                    foreign currency       rate     of 03.31.09    foreign currency    of 12.31.08
------------------------------------   --------------------   --------   -----------   ------------------   -----------
Assets
Current assets
Investments
- Deposits in special current              US$       226.32      3.680           833     US$     4,444.50        15,169
  accounts
- Mutual Funds                             US$        62.12      3.680           229     US$        10.91            37
- Government securities from abroad        US$            -      3.680             -     US$        55.97           191
- Negotiable obligations                   US$         2.13      3.680             8     US$         1.10             4
Other receivables
- Promissory notes receivable              US$       668.28      3.680         2,459     US$     1,032.39         3,524
                                                                         -----------                        -----------
Total Current Assets                                                           3,529                             18,925
                                                                         -----------                        -----------
Non-current assets
Other receivables
- Sundry debtors                           US$       617.31      3.680         2,272     US$       617.31         2,107
- Promissory notes receivable              US$    13,144.99      3.680        48,374     US$    12,815.70        43,740
Investments
- Negotiable obligations                   US$       208.32      3.680           767     US$       208.32           711
- Equity investments                       US$       173.04      3.680           637     US$       463.78         1,583
                                                                         -----------                        -----------
Total Non-Current Assets                                                      52,050                             48,141
                                                                         -----------                        -----------
Total Assets                                                                  55,579                             67,066
                                                                         ===========                        ===========
Liabilities
Current liabilities
Loans
 - From financial institution from         US$            -      3.720             -     US$    63,809.96       220,336
   abroad
Other liabilities
- Provision for expenses                   US$       290.95      3.720         1,082     US$       290.79         1,004
                                                                         -----------                        -----------
Total Current Liabilities                                                      1,082                            221,340
                                                                         -----------                        -----------
Non-current liabilities
- Provision for expenses                   US$        78.65      3.720           293     US$            -             -
                                                                         -----------                        -----------
Total Non-Current Liabilities                                                    293                                  -
                                                                         -----------                        -----------
Total Liabilities                                                              1,375                            221,340
                                                                         ===========                        ===========
Memorandum Accounts
- Forward purchase of foreign              US$       49,000      3.720       182,280     US$       49,000       169,197
  currency
- Forward sale of foreign currency         US$       49,000      3.720       182,280     US$            -             -

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
       Information required by Section 64, subsection b) of Law No. 19,550
                For the three-month period ended March 31, 2009,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule H

                                      Total as of   Administrative   Total as of
              Captions                  03.31.09       Expenses        03.31.08
-----------------------------------   -----------   --------------   -----------
Salaries and social security
 contributions                                669              669          581
Bonuses                                        63               63           47
Entertainment, travel, and per diem             6                6            7
Services to the staff                           4                4           20
Training expenses                               -                -            5
Retirement insurance                          145              145          138
Directors' and Syndics' Fees                  348              348          252
Fees for services                           2,075            2,075          677
Taxes                                       2,518            2,518        1,493
Security services                               1                1            1
Insurance                                      82               82           94
Stationery and office supplies                 11               11            8
Electricity and communications                 23               23           18
Maintenance expenses                            4                4            -
Depreciation of fixed assets                   24               24           25
Bank charges (*)                               79               79            3
Condominium Expenses                           23               23           15
General expenses (*)                          532              532           97
Vehicle expenses                               27               27           23
Leasing of brand (*)                           15               15           15
                                      -----------   --------------   -----------
Totals                                      6,649            6,649        3,519
                                      ===========   ==============   ===========
----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 11 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Additional Information to the Notes to the Financial Statements
         For the three-month period commenced January 1, 2009 and ended
                March 31, 2009, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.
          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
          a)   Receivables: See Note 9 to the financial statements.
          b)   Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
          a) Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
          b) Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:   BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW
          19550
          See Note 11 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
          As of March 31, 2009 and December 31, 2008 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES
          As of March 31, 2009 and December 31, 2008, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES
          See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:   FIXED ASSETS
          See Schedule A to the financial statements.
          a)   Fixed assets that have been technically appraised:
               As of March 31, 2009 and December 31, 2008, the Company did not have any fixed assets that have been technically appraised.

          b)   Fixed assets not used because they are obsolete:
               As of March 31, 2009 and December 31, 2008, the Company did not have any obsolete fixed assets which have a book value.

NOTE 10:  EQUITY INVESTMENTS
          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES
          As of March 31, 2009 and December 31, 2008, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
   Additional Information to the Notes to the Financial Statements (continued)
                     (figures stated in thousands of pesos)

NOTE 12:  INSURANCE
          As of March 31, 2009 and December 31, 2008, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                         Book Value   Book Value
                                               Insured      as of        as of
          Insured assets     Risks covered      amount    03.31.09     12.31.08
          --------------  ------------------   -------   ----------   ----------
          Office assets   Fire, thunderbolt,
                          and/or explosion       200         64           72

NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES
          a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders'
               Equity:
               None.
          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition:
               As of March 31, 2009 and December 31, 2008 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
          a)   Status of capitalization arrangements:
               As of March 31, 2009 and December 31, 2008, there were no irrevocable contributions towards future share subscriptions.
          b)   Cumulative unpaid dividends on preferred shares:
               As of March 31, 2009 and December 31, 2008, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
          See Note 12 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Supplementary and Explanatory Statement by the Board of Directors
         For the three-month period commenced January 1, 2009 and ended
                March 31, 2009, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a) Receivables:
1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of March 31, 2009 and December 31, 2008, the Company had not set up any allowances or provisions.

b) Inventories:
As of March 31, 2009 and December 31, 2008, the Company did not have any inventories.

B. Non-Current Assets:
a) Receivables:
As of March 31, 2009 and December 31, 2008, the Company had not set up any allowances or provisions.

b) Inventories:
As of March 31, 2009 and December 31, 2008, the Company did not have any inventories.

c) Investments:
See Note 10 and Schedule C to the financial statements.

d) Fixed assets:
1) As of March 31, 2009 and December 31, 2008, the Company did not have any fixed assets that have been technically appraised.
2) As of March 31, 2009 and December 31, 2008, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible assets:
1) See Note 1.d and Schedules B and C.
2) As of March 31, 2009 and December 31, 2008, there were no deferred charges.

C. Current Liabilities:
a) Liabilities:
1) See Note 9 to the financial statements.
See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and provisions:
As of March 31, 2009 and December 31, 2008, the Company had not recorded any allowances or provisions.

E. Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F. Shareholders' Equity:
1) As of March 31, 2009 and December 31, 2008, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
2) As of March 31, 2009 and December 31, 2008, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
  Supplementary and Explanatory Statement by the Board of Directors (continued)
                     (figures stated in thousands of pesos)

3) As of March 31, 2009 and December 31, 2008 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of March 31, 2009 and December 31, 2008, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                         Book Value   Book Value
                                               Insured      as of        as of
 Insured assets          Risks covered          amount    03.31.09     12.31.08
----------------   -------------------------   -------   ----------   ----------
Office assets      Fire, thunderbolt, and/or
                   explosion                     200         64           72

6) As of March 31, 2009 and December 31, 2008, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of March 31, 2009 and December 31, 2008, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

Autonomous City of Buenos Aires, May 12, 2009

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                Informative Review as of March 31, 2009 and 2008
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the three-month period ended March 31, 2009 amounted to $ 91,899. This profit has been mainly generated as a consequence of the reduction of debt due to the repayment in advance of the loan the Company had been granted by a foreign institution, and the valuation of equity investments in our subsidiaries.

On April 29, 2008, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2007, through the allocation of $ 2,302 to Legal Reserve and $ 43,735 to Discretionary Reserve.

On July 28, 2008, Grupo Financiero Galicia S.A. paid the first installment of the unsecured loan in US Dollars taken out in July 2007. The remaining balance of US$ 62,000, which matures on July 25, 2009, was repaid in advance on January 7, 2009 through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions.

On March 9, 2009 the General Ordinary Shareholders' Meeting approved the creation of a Global Program for the Issuance of Simple Negotiable Obligations, not convertible into shares, for a maximum outstanding face value that shall not exceed US$ 60,000 (sixty million US Dollars) or the equivalent thereof in another currency (See Note 17 to the financial statements).

Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable.

On April 28, 2009, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2008, through the allocation of $ 8,841 to Legal Reserve and $ 167,978 to Discretionary Reserve.

BALANCE SHEET FIGURES

                              03.31.09    03.31.08    03.31.07    03.31.06    03.31.05
                             ---------   ---------   ---------   ---------   ---------
Assets
Current assets                   6,758     107,254     317,400      32,378      65,548
Non-current assets           2,063,146   1,858,434   1,284,993   1,599,739   1,536,377
                             ---------   ---------   ---------   ---------   ---------
Total Assets                 2,069,904   1,965,688   1,602,393   1,632,117   1,601,925
                             =========   =========   =========   =========   =========
Liabilities
Current liabilities            117,891      76,878       6,289       6,992      43,030
Non-current liabilities         28,790     198,149       5,772      12,640      19,163
Total Liabilities              146,681     275,027      12,061      19,632      62,193
Shareholders' equity         1,923,223   1,690,661   1,590,332   1,612,485   1,539,732
                             ---------   ---------   ---------   ---------   ---------
Total                        2,069,904   1,965,688   1,602,393   1,632,117   1,601,925
                             =========   =========   =========   =========   =========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
          Informative Review as of March 31, 2009 and 2008 (continued) (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NET INCOME STATEMENT FIGURES


                              03.31.09    03.31.08    03.31.07    03.31.06    03.31.05
                             ---------   ---------   ---------   ---------   ---------
Ordinary operating result       20,389      41,035     (27,163)    (20,876)     23,156
Financial results              101,819      (5,486)     13,223      11,589      (1,510)
Other income and expenses           44         607         734       1,222         281
                             ---------   ---------   ---------   ---------   ---------
Ordinary net income/(loss)     122,252      36,156     (13,206)     (8,065)     21,927
Income Tax                     (30,353)          -      (4,930)     (6,226)     (1,733)
                             ---------   ---------   ---------   ---------   ---------
Net income/(loss)               91,899      36,156     (18,136)    (14,291)     20,194
                             =========   =========   =========   =========   =========

RATIOS


                              03.31.09    03.31.08    03.31.07    03.31.06    03.31.05
                             ---------   ---------   ---------   ---------   ---------
Liquidity                      0.07471     1.39512    50.46907     4.63072     1.52331
Credit standing               13.02661     6.14725   131.85739    82.13554    24.75732
Capital assets                 0.99575     0.94544     0.80192     0.98016     0.95908

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communique "A" 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.
     See the notes to the consolidated financial statements that correspond to Banco de Galicia y Buenos Aires S.A.

o    Net Investment S.A.
     The business volumes reached during fiscal year 2008 were not enough to cover the company's operating expenses. Taking into consideration the economic estimates for fiscal year 2009, Net Investment S.A.'s Board of Directors decided to refocus its operations and rightsize its structure, pursuant to the new order of activities to be carried out.

     Due to the circumstances mentioned in the previous paragraph, the company entered into agreements for the payment of irrevocable contributions with the majority shareholder. Such agreements provide for the allocation of irrevocable contributions to cover the losses recorded at the end of this present fiscal year.

     As of March 31, 2009, irrevocable contributions for the amount of $ 295 were paid, which had been approved by the company's Board of Directors at the meetings held on February 12 and 25 and March 31, 2009.

     The Board of Directors is working on finding new business alternatives.

o    Sudamericana Holding S.A.
     Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
          Informative Review as of March 31, 2009 and 2008 (continued) (figures stated in thousands of pesos ($) and U.S. dollars (US$))

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its position as a leading financial services provider.

     Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the fiscal year commenced on January 1, 2009 and ended on March 31, 2009, amounted to $ 78,720.

     As of March 31, 2009, these companies had approximately 4.0 million insured in all their lines of business.

     From a commercial standpoint, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

     As a result of this effort, the premium volume for the first quarter of 2009 exceeded that for the same period of the previous year by 41%.

o    Galicia Warrants S.A.
     Galicia Warrants S.A. was founded in 1993 and, since then, the company has been supporting the agricultural and livestock sector, as well as the industrial sector, by providing solutions to short- and mid-term financing and inventory control through the issuance of deposit certificates and warrants pursuant to Law 9,643, which governs such activity. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has an office in the city of Tucuman, where it has recently acquired facilities for the storage of merchandise in general, what will allow the company to expand the services offered, providing more safety and better service quality.

     For the first quarter of fiscal year 2008, certificates of deposit and warrants issued amounted to $ 81 million, regarding merchandise belonging to third parties that are throughout the country and include different products.

     Even though Galicia Warrants S.A. has increased its level of activity during the last years, it may be affected by the crisis originated in the United States of America which later extended to most of the industrialized countries. Within this context, and with the uncertainty of how much such crisis may affect Argentina, expectations for the current fiscal year are moderate as regards our level of activity and are as well prudent regarding mid- and long-term decisions.

o    Galval Agente de Valores S.A.
     Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. Grupo Financiero Galicia S.A. has a 100% interest in this company.

     On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

     As of March 31, 2009, Galval Agente de Valores S.A. holds customers' securities in custody for US$ 79,337, of which US$ 13,207 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

     Results for fiscal year 2009 shall be subject to the level of recovery the global economy may experience, and to the impact such recovery may have on the region.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
          Informative Review as of March 31, 2009 and 2008 (continued) (figures stated in thousands of pesos ($) and U.S. dollars (US$))

     If customers were to start looking for investments in the market that were profitable for the company (profitability not achieved nowadays with the conservative position of customers), that would have a positive impact on the increase in income from fees from securities trading operations.

o    GV Mandataria de Valores S.A.
     On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority (I.G.J.). The equity investment held by Grupo Financiero Galicia S.A. in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

     The Company's main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

     In December 2008, the company entered into an agency agreement with Sociedad Galval Agente de Valores S.A., being nowadays the only activity it carries out.

Grupo Financiero Galicia S.A.'s outlook for fiscal year 2009 is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system. (See Note 16 to these financial statements.)

Autonomous City of Buenos Aires, May 12, 2009

                  REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of March 31, 2009, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the three-month period then ended, as well as supplementary Notes 1 to 19, Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the three-month period ended March 31, 2009, with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on May 12, 2009, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2009 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19,550, which we deemed necessary according to the circumstances.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4. Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2009 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2009, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, May 12, 2009

                                                  Supervisory Syndics' Committee

                              Limited Review Report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address:
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2009, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the three-month periods ended March 31, 2009 and 2008, as well as supplementary Notes 1 to 19 and Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2009, and the consolidated income statements and consolidated statements of cash flows and cash equivalents for the three-month periods ended March 31, 2009 and 2008, together with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared their financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4. On February 12, 2009 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2008 and 2007 with an unqualified opinion, without qualifications regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2008 and 2007 mentioned in item 4, we express the following:

     a) the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2009 and 2008 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

     b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2008.

6.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Law Governing Commercial Companies, and pertinent resolutions of the National Securities Commission.

     b) The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

     c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of March 31, 2009 and 2008, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of March 31, 2009, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $ 33,122.48, which was not yet due at that date.

Autonomous City of Buenos Aires, May 12, 2009

                                                    PRICE WATERHOUSE & CO. S.R.L